Form 20-F
period 2010-12-31
Cazador Acquisition Corp Ltd.
filed 2011-06-29
CIK 1499961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________
COMMISSION FILE NUMBER: 001-34887

CAZADOR ACQUISITION CORPORATION LTD.

(Exact Name of Registrant as Specified in its Charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
c/o Arco Capital Management LLC
7 Sheinovo Street
1504 Sofia, Bulgaria
(Address of principal executive offices)
Jay Johnston
Francesco Piovanetti
Co-Chief Executive Officers and Directors
Cazador Acquisition Corporation Ltd.
c/o Arco Capital Management LLC
7 Sheinovo Street
1504 Sofia, Bulgaria
Tel: +359 2 895 2000
(Name, Telephone, E-mail and/or Facsimile numer and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Units consisting of one Ordinary Share and one Warrant	Nasdaq Capital Market
Ordinary Shares included in the Units, par value $0.0001 per share	Nasdaq Capital Market
Warrants included in the Units, exercisable for Ordinary Shares at an exercise price of $7.50 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,901,143 Units, 3,848,857 Ordinary Shares and 7,038,857 Warrants (as of December 31, 2010)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes          ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes       ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes          ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer  ☐     Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐Item 17     ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒Yes     ☐No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

References in this report to “we,” “us” or the “Company” refer to Cazador Acquisition Corporation Ltd., an exempted Cayman Islands company. References to our “management” or our “management team” refer to our officers and directors and references to the “Sponsor” refer to Cazador Sub Holdings Ltd., an exempted company incorporated in the Cayman Islands with limited liability.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.      Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the period from April 20, 2010 (inception) to December 31, 2010. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained in “Item 18. Financial Statements”. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and  “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data
(Expressed in United States Dollars)

For the period from April 20,
2010 (inception)
through
December 31, 2010
Formation and operating costs	$173,003
Loss from operations	(173,003)
Interest income	14,083
Net loss	$(158,920)
Weighted average shares outstanding	2,760,449
Basic and diluted net loss per share	$(0.06)

Balance Sheet Data:
December 31,
2010
Cash	$207,805
Restricted cash held in trust	46,179,083
Prepaid expenses	92,961
Total assets	$46,479,849
Accounts payable	$49,972
Due to related party	19,192
Total liabilities	69,164
Ordinary shares, subject to possible repurchase, 2,295,400 shares stated at repurchase price of $10.036	23,036,634
Total shareholders’ equity	23,374,051
Total liabilities and shareholders’ equity	$46,479,849

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this Annual Report. We believe that the risks described below are all of the material risks we face. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Associated with our Business

We are a recently incorporated development stage company with no operating history and no revenues, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objective.

We are a recently incorporated development stage company with no operating results. Therefore, our ability to begin operations is dependent upon the consummation of a business combination. Because we do not have an operating history and our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to consummate our initial business combination with one or more operating businesses. We will not generate any revenues (other than interest income on the proceeds from our initial public offering and the private placement which we closed in connection with our initial public offering) until, if at all, after the consummation of our initial business combination. We cannot assure you as to when, or if, our initial business combination will occur. If we expend all of the proceeds from our initial public offering not held in trust, which amounted to $177,403 at April 30, 2011, and interest income earned of up to $2.0 million on the balance of the trust account (net of taxes) that may be released to us to fund our working capital requirements in seeking our initial business combination, but fail to complete a business combination, we will never generate any operating revenues.

We may not be able to consummate an initial business combination within the required time frame, in which case, we would be forced to distribute the trust account proceeds and liquidate our trust account.

Pursuant to our amended and restated memorandum and articles of association, we have 18 months from the completion of the our initial public offering in which to consummate our initial business combination (24 months if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination prior to April 14, 2012). If we fail to consummate our initial business combination within the required time frame, this will trigger the compulsory repurchase by us, within five business days, of all shares held by the public shareholders and the distribution of amounts in the trust account by paying each public shareholder a pro rata portion of the amount in the trust account in return for such shareholder’s shares (which will be subsequently cancelled upon completion of the redemption of such shares).

The foregoing requirements are set forth in Article 47, which we refer to as our business combination articles, in our amended and restated memorandum and articles of association and may not be amended except by approval of 66.66% of the issued and outstanding shares at a meeting where the holders of 95% of the outstanding ordinary shares must be present in order to constitute a quorum. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of our initial business combination. Furthermore, we will be unable to consummate an initial business combination if holders of 49.9% or more of the shares included in the units sold in our initial public offering vote against the initial business combination and exercise their shareholder redemption rights for a pro rata share of the trust account, even if a majority of our public shareholders approve the transaction. We do not have any specific business combination under consideration, and neither we, nor any representative acting on our behalf, has had any contact with any target businesses regarding an initial business combination, nor taken any direct or indirect actions to locate or search for a target business.

If we are forced to liquidate our trust account before the completion of an initial business combination and distribute the trust account, our public shareholders may receive less than $10.00 per share and our warrants may expire worthless.

If we fail to sign a definitive agreement with respect to our initial business combination, or if we fail to complete an initial business combination within 18 months from the completion of our initial public offering (or 24 months if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination), we will notify our shareholders that we will compulsorily repurchase all shares held by the public shareholders using the proceeds in our trust account.

In these circumstances, the per-share repurchase distribution may be less than $10.00 because of the expenses of our initial public offering, our general and administrative expenses and the anticipated costs of seeking an initial business combination. If we were unable to conclude our initial business combination and have expended all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, net of income taxes payable on such interest and net of up to $2.0 million in interest income on the trust account balance previously released to us to fund working capital requirements, the initial per-share repurchase amount for the shares issued in our initial public offering would be $10.00. Furthermore, there will be no distribution with respect to our outstanding warrants.

If we are unable to consummate an initial business combination, our public shareholders will be forced to wait the full 18 months (or 24 months if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination) before receiving the trust account proceeds.

We have 18 months from the completion of our initial public offering (or 24 months if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination within such 18 month period) to complete our initial business combination. If we do not consummate our initial business combination during such time period, we will notify our shareholders that we will compulsorily repurchase, within five business days, all shares held by the public shareholders.

We have no obligation to return funds to investors prior to the expiration of the 18 month period (or 24 month period) unless we consummate an initial business combination prior thereto and only then in cases where investors have properly sought shareholder redemption of their shares. Only after the expiration of this full time period will public shareholders be entitled to repurchase distributions if we are unable to complete an initial business combination. Accordingly, investors’ funds may be unavailable to them until such date.

We may proceed with an initial business combination even if public shareholders owning 49.9% of the shares sold in our initial public offering (minus one ordinary share) exercise their shareholder redemption rights.

We may proceed with an initial business combination even if public shareholders owning not more than 49.9% less one share of the shares sold in our initial public offering vote against the initial business combination and exercise their shareholder redemption rights. Accordingly, shareholders holding no more than 49.9% of the ordinary shares purchased in our initial public offering may exercise their shareholder redemption rights as described above and we could still consummate a proposed business combination. We have set the shareholder redemption percentage at 49.9% in order to reduce the likelihood that a small group of investors holding a block of our ordinary shares will be able to prevent an initial business combination from being completed that is otherwise approved by a majority of our public shareholders.

Our initial business combination may require us to use substantially all of our cash to pay the purchase price. In such a case, because we will not know how many shareholders may exercise such shareholder redemption rights, we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their shareholder redemption rights than we expect. Additionally, even if our initial business combination does not require us to use substantially all of our cash to pay the purchase price, if a significant number of shareholders exercise their shareholder redemption rights, we will have less cash available to use in furthering our business plans following an initial business combination and may need to arrange third party financing. We have not taken any steps to obtain third party financing for either situation. We may not be able to obtain such third party financing on terms favorable to us if at all.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds from our initial public offering are intended to be used to complete an initial business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, since our securities are listed on the Nasdaq Capital Market, a U.S. national securities exchange, and we have net tangible assets in excess of approximately $40 million upon the successful consummation of our initial public offering and have filed a Report of Foreign Private Issuer on Form 6-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the U.S. Securities and Exchange Commission, or the SEC, to protect investors in blank check companies such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules such as completely restricting the transferability of our securities, requiring us to complete an initial business combination within 18 months of the effective date of the initial registration statement and restricting the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, among other things, we will be entitled to withdraw up to $2.0 million of interest, after taxes, earned on the funds held in the trust account prior to the completion of our initial business combination and we have a longer period of time to complete our initial business combination than we would if we were subject to such rule.

Because of our limited resources and structure, we may not be able to consummate an attractive initial business combination.

We expect to encounter intense competition from entities other than blank check companies having an initial business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, technical, human and other resources than we do. Our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. As of May 13, 2011, 98 of the 177 blank check companies that have gone public in the United States since August 2003 have either consummated a business combination or entered into a definitive agreement for a business combination and 65 companies have failed to complete business combinations and have either dissolved or announced their intention to dissolve and return trust proceeds to their shareholders. This may indicate that there are fewer attractive target businesses available to such entities like our company or that many target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like ours. Further:

•
our obligation to seek shareholder approval of our initial business combination may cause us to be viewed as a less attractive buyer compared to buyers who do not need such approval given the time required to seek such approval and the concomitant potential delay in the consummation of a transaction;

•
our obligation to redeem into cash up to 49.9% (minus one share) of the ordinary shares held by public shareholders in certain instances may materially reduce the resources available for a business combination; and

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.

These obligations may place us at a competitive disadvantage in successfully negotiating our initial business combination. We cannot assure you that we will be able to effectuate a business combination within the required time period. If we are unable to find a suitable target business within the required time period, we will be forced to liquidate our trust account.

If the net proceeds of our initial public offering not being held in the trust account, together with the $2.0 million of interest in the trust account (net of taxes) which may be released to us for working capital purposes, are insufficient to allow us to operate for at least during the 18 months period following the completion of our initial public offering (or 24 months if extended), we may be unable to complete an initial business combination.

We believe that the funds available to us outside of the trust account (which as of April 30, 2011 amounted to $177,403), plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow us to operate for at least during the 18 months period following the completion of our initial public offering (or 24 months if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination), assuming that an initial business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit the funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

We may require shareholders who wish to redeem their shares in connection with a proposed initial business combination to comply with specific requirements for shareholder redemption that may make it more difficult for them to exercise their shareholder redemption rights prior to the deadline for exercising their rights.

We may require public shareholders who wish to redeem their shares in connection with a proposed initial business combination to either physically tender their certificates, if they hold physical share certificates, to our transfer agent at any time prior to the vote taken at the shareholder meeting relating to such business combination or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact, or of the amount of time required to deliver physical share certificates. Accordingly, if it takes longer than we anticipate for shareholders to deliver their shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their shareholder redemption rights and thus may be unable to redeem their shares.

Public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities, will be restricted from seeking shareholder redemption rights with respect to more than 10% of the shares sold in our initial public offering.

In connection with any shareholder approval to approve our initial business combination, we will offer each public shareholder the right to have his, her, or its ordinary shares redeemed for cash if the shareholder votes against the consummation of our initial business combination, if, our initial business combination is approved and completed. Notwithstanding the foregoing, a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities, will be restricted from exercising redemption rights with respect to more than 10% of the shares sold in our initial public offering on a cumulative basis, in connection with the shareholder vote, required to approve our initial business combination. Accordingly, if you, alone or as part of such a partnership, syndicate or group, purchase more than 10% of the shares sold in our initial public offering you will not be able to seek shareholder redemption rights with respect to the full amount of your shares and may be forced to hold such additional shares or sell them in the open market. We cannot assure you that the value of such additional shares will appreciate over time or that the market price of the ordinary shares will exceed the per-share redemption price.

After we consummate our initial business combination, we may be required to take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our ordinary share price, which could cause you to lose some or all of your investment.

We must conduct a due diligence investigation of each target business we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance, legal and other professionals who must be involved in the due diligence process. Even though we intend to conduct extensive due diligence on a target business with which we combine, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our due diligence fails to identify issues specific to a target business, industry or the environment in which a target business operates and we subsequently consummate a business combination with that target, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

A decline in interest rates could limit the amount available to fund our search for a target business or businesses and complete an initial business combination since we will depend on interest earned on the trust account to fund our search, to pay our tax obligations and to complete our initial business combination.

Of the net proceeds of our initial public offering, at April 30, 2011 total cash outside the trust account available for funding our working capital requirements amounts to $177,403. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with up to $2.0 million in additional working capital that we will need to identify one or more target businesses and to consummate our initial business combination, as well as to pay any tax obligations that we may owe. Although we do not know the exact rate of interest to be earned on the trust account, we believe that the recent historical interest rates of U.S. Treasury Bills with less than six months maturities are indicative of the interest to be earned on the funds in the trust account. According to the Federal Reserve Statistical Release dated May 2, 2011, which appears on the Federal Reserve website, U.S. Treasury Bills with four week, three month and six month maturities were approximately yielding, as of the week ended April 29, 2011, .02%, .06% and .11% per annum, respectively. While we cannot assure you the balance of the trust account will be invested to yield these rates, we believe such rates are representative of those we may receive on the balance of the trust account. While we do not necessarily expect to receive interest income of $2.0 million from the trust account, we are entitled to have released to us for such purposes up to $2.0 million in interest earned on the funds in the trust account. Without a substantial increase in interest rates, however, we may not have sufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow funds from our sponsor, officers or directors to operate or may be forced to liquidate our trust account. Our sponsor, officers or directors are under no obligation to advance funds in such circumstances.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share price from the liquidation of our trust received by shareholders may be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage, and prospective target businesses we negotiate with, and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements and the execution of such an agreement is not a condition to our doing business with anyone. Furthermore, there is no guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account, nor is there any guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse directly or indirectly against the trust account for any reason. There is also no guarantee that a court would uphold the validity of such agreements. Further, we could be subject to claims from parties not in contract with us who have not executed a waiver, such as a third party claiming tortious interference as a result of our initial business combination.

Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our public shareholders and, as a result, the per-share price from the liquidation of our trust account could be less than $10.00 due to claims of such creditors. If we distribute amounts held in trust to our public shareholders pursuant to the exercise of shareholder redemption rights in connection with the consummation of our initial business combination, or if we liquidate our trust account before the completion of our initial business combination, each of Arco Capital management LLC (“ACM”) and our sponsor has agreed that it will be jointly and severally liable, by means of direct payment to the trust account, to ensure that the amount in the trust account is not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. However, there will be no liability (1) as to any claimed amounts owed to a third party who executed a legally enforceable waiver or (2) as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Based upon representations from our sponsor that it will have sufficient funds available to satisfy its indemnification obligations to us, we believe that our sponsor and ACM will be able to satisfy any indemnification obligations that may arise given the limited nature of the obligations. However, in the event they have liability to us under these indemnification arrangements, we cannot assure you that they will have the assets necessary to satisfy those obligations. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by this indemnity, such as shareholders and other claimants who are not parties in contract with us who file a claim for damages against us. Obtaining trust fund waivers from prospective target businesses and vendors, and the contractual commitments we have received from our sponsor discussed above, are the only actions we will take to ensure that the funds in the trust account are not depleted by claims against the trust. Because we will seek to have all vendors (other than our independent accountants), providers of financing and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, we believe the likelihood of our sponsor having any such obligations is minimal. However, there is no guarantee that vendors, prospective target businesses or other entities will execute such waivers, or even if they execute such waivers that they would be prevented from bringing claims against the trust account, including but not limited to fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to seek recourse against our assets, including the funds held in the trust account. Further, we could be subject to claims from parties not in contract with us who have not executed a waiver, such as a third party claiming tortious interference as a result of our initial business combination. Notwithstanding the foregoing, we have questioned our sponsor with respect to their financial net worth and reviewed their financial information and believe that they will be able to satisfy any indemnification obligations that may arise. However, we cannot assure you that they will be able to satisfy those obligations. Therefore, we cannot assure you that the per-share distribution from the trust account, if we liquidate our trust account, will not be less than $10.00, plus interest, due to such claims.

Additionally, if we became insolvent or a petition to wind up our company is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable Cayman Islands insolvency law, and may be included in our insolvent estate and subject to the claims of third parties with priority over the claims of our shareholders (including claims of our shareholders for amount owed to them as a result the redemption or repurchase of our shares). To the extent any insolvency claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $10.00 per share.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our amended and restated memorandum and articles of association provides that if after 18 months (or 24 months, if we have entered into a letter of intent or a definitive agreement with respect to an initial business combination) from the completion of our initial public offering we have not consummated our initial business combination, we will notify our shareholders that we will compulsorily repurchase all shares held by the public shareholders, including the repayment of our shareholders, using the proceeds of our trust account.

To the extent any claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the repurchase amounts payable to them. In addition, under certain limited circumstances, distributions received by shareholders could be viewed by applicable laws (including insolvency laws and certain equitable and/or restitution principles) as either fraudulent transfers or mistaken or otherwise wrongful payments. In those circumstances, a Cayman Islands court could order that amounts received by our shareholders be repaid to us.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to expire worthless.

No warrant held by public shareholders will be exercisable and we will not be obligated to issue ordinary shares upon any such exercise unless, at the time a holder seeks to exercise a warrant, we have a registration statement under the Securities Act in effect covering the ordinary shares issuable upon the exercise of the warrants and a current prospectus relating to the resale of those ordinary shares. Under the terms of the warrant agreement, we have agreed to use our best efforts to have a registration statement in effect covering the ordinary shares issuable upon exercise of the warrants as of the date the warrants become exercisable and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the later of the expiration of the warrants or the exercise of all of the warrants. However, we cannot assure you that we will be able to do so. We will not be required to net cash settle the warrants if we do not maintain a current prospectus or in any other circumstances whatsoever. In such event, the warrants held by public shareholders may have no value, the market for such warrants may be limited, such warrants may expire worthless and, as a result, an investor may have paid the full unit price solely for the ordinary shares included in the units.

An investor will only be able to exercise a warrant if the issuance of ordinary shares upon the exercise has been registered or qualified or is deemed exempt under the securities laws of the state or jurisdiction of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue ordinary shares unless the issuance of the ordinary shares upon an exercise has been registered or qualified or deemed to be exempt under the securities laws of the state or jurisdiction of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of ordinary shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of ordinary shares upon an exercise and the holder will be precluded from exercise of the warrant. At the time that the warrants become exercisable (the later of our completion of an initial business combination and one year from the date of the prospectus), we expect to continue to be listed on a national securities exchange, which would provide an exemption from registration in every state or to seek another exemption from registration in such states. Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the ordinary shares issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants and they may expire worthless if the ordinary shares issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

Since we have not yet selected any target industry or target business with which to complete an initial business combination, we are unable to currently ascertain the merits or risks of our business’ operations.

Because we have not yet identified a prospective target industry or target business, investors in our initial public offering currently have no basis to evaluate the possible merits or risks of the target business’ operations. To the extent we complete an initial business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of such entities. Although our management team will evaluate the risks inherent in a particular target business, we cannot assure you that they will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a target business. Except for the limitation that a target business have a fair market value of at least 80% of the balance in the trust account, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our shareholders for approval.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential initial business combination will be limited to voting for or against the initial business combination submitted to our shareholders for approval. In addition, a proposal that you vote against could still be approved if a sufficient number of public shareholders vote for the proposed initial business combination. Alternatively, a proposal that you vote for could still be rejected if a sufficient number of public shareholders vote against the proposed initial business combination or, even if approved by the affirmative vote of a majority of our outstanding shares, if holders owning more than 49.9% of our outstanding shares sold in our initial public offering elect to exercise their shareholder redemption rights.

We are not required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the target business unless our board of directors is unable to independently determine the fair market value.

The fair market value of the target will be determined by the disinterested members of our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential revenues, earnings and cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of Financial Industry Regulatory Authority, or FINRA, with respect to the satisfaction of such criteria. We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

There are inherent risks in our board of directors performing its own valuation and analysis in determining the fair market value of a target business.

Our board of directors may have limited experience in valuing certain business prospects of target businesses, especially those outside of emerging markets. Our board of directors is not required to provide shareholders with any information regarding their valuations and analysis or to quantify the value of any target business. Therefore, in any such event, you may have a limited basis for evaluating our board of directors’ decisions in this area.

If we seek to effect an initial business combination with an entity that is directly or indirectly affiliated with members of our management team, conflicts of interest could arise.

Despite our agreement to obtain an opinion from an independent investment banking firm that an initial business combination with an affiliated entity is fair to our unaffiliated shareholders from a financial point of view and to have any such transaction approved by a majority of our disinterested independent directors, potential conflicts of interest may still exist, and, as a result, the terms of the initial business combination may not be as advantageous to our public shareholders as they would have been absent any conflicts of interest.

We may issue ordinary or preferred shares or debt or other securities to consummate our initial business combination. Issuance of our equity securities would reduce the equity interest of our shareholders and may cause a change in control of our ownership, while the issuance of debt or other securities may have a significant impact on our ability to utilize our available cash.

Our amended and restated memorandum and articles of association, which is effective since the consummation of our initial public offering, authorizes the issuance of up to 100,000,000 ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share. Immediately after our initial public offering and the purchase of the sponsor’s warrants, there were 84,910,000 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of the shares upon full exercise of our outstanding warrants, including the sponsor’s warrants and public shareholders’ warrants) and all of the 1,000,000 preferred shares available for issuance. Although we have no commitment as of the date of our initial public offering, we may issue a substantial number of additional shares of our ordinary or preferred shares, or a combination of ordinary and preferred shares, to complete an initial business combination. The issuance of additional ordinary shares or any number of our preferred shares:

•	may significantly reduce your equity interest in us;

•	may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to our ordinary shares;

•
may cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the ordinary share ownership or voting rights of a person seeking to obtain control of our company; and

•	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, we have no limitation as to the amount of debt securities we could issue and, if we issue debt or other securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

The value of your investment in us may decline if any of these events occur.

Resources could be wasted in researching business combinations that are not consummated, which could materially adversely affect subsequent attempts to locate and consummate our initial business combination with a target business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to proceed with a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the initial business combination for any number of reasons including those beyond our control, such as that more than 49.9% of our public shareholders vote against the initial business combination and opt to have us redeem their shares for a pro rata share of the trust account even if a majority of our public shareholders approve the business combination. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and consummate our initial business combination with a target business.

Our ability to successfully effect an initial business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel, some of whom may stay with us following an initial business combination.

Our ability to successfully effect an initial business combination is dependent upon the efforts of our executive officers, including Messrs. Johnston and Piovanetti with the support of certain officers and employees of ACM and/or its affiliates. We believe that our success depends on the service of these individuals, at least until we have consummated our initial business combination. We cannot assure you that these individuals will remain with us or will be available for the immediate or foreseeable future. In addition, none of our officers is required to commit any specified amount of time to our affairs and, accordingly, they could have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have employment agreements with, or key-man insurance on the life of, any of our officers. The unexpected loss of the services of our key personnel could have a detrimental effect on us.

The role of our key personnel in the target business cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could require us to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular initial business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular potential initial business combination is the most advantageous.

Our key personnel will be able to remain with the company after the consummation of an initial business combination only if they are able to negotiate employment or consulting agreements in connection with our initial business combination. Such negotiations would take place simultaneously with the negotiation of that business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of our initial business combination. To the extent one of our officers or directors enters into such an agreement, the entry into any employment or consulting agreement will be disclosed to the shareholders and such agreement will be provided to the shareholders in the soliciting materials for a shareholder vote. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

The officers and directors of an acquisition candidate may resign upon consummation of our initial business combination.

The role of an acquisition candidate’s key personnel upon the consummation of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with us following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place.

Our officers’ and directors’ interests in obtaining reimbursement for any out-of-pocket expenses incurred by them may lead to a conflict of interest in determining whether a particular target business is appropriate for our initial business combination and is in our best interests.

Unless we consummate our initial business combination, our officers, directors and/or our sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that expense reimbursement would cause us to exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account up to a maximum of $2 million (net of taxes) that may be released to us as working capital. Our officers and directors may, as part of any initial business combination, negotiate the repayment of some or all of any such excess expenses. We do not have a policy that prohibits our officers and directors from negotiating for the reimbursement of such expenses by a target business. If the owners of the target business do not agree to such repayment, this could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. The financial interest of our officers or directors could influence our officers’ and directors’ motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular initial business combination is in our best interests.

Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate our initial business combination.

Our officers and directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not intend to have any full time employees prior to the consummation of an initial business combination. All of our executive officers and directors are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. Although we expect our officers and directors to devote the time and attention necessary to fulfill their fiduciary duty to us, the possibility remains that, if our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate an initial business combination. We cannot assure you that these conflicts will be resolved in our favor.

Our officers and directors are now, and may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us or that of our target business and accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Our officers and directors may in the future become affiliated with entities, including other “blank check” companies, engaged in business activities similar to those intended to be conducted by us. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which currently they owe fiduciary duties or with respect to which they have a contractual obligation. As a result, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Accordingly, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Certain of our officers and directors did, directly or indirectly own shares issued prior to our initial public offering. In addition, certain of our officers and directors may acquire and own ordinary shares or warrants following our initial public offering. Certain of these shares and warrants will not participate in liquidation distributions from our trust account and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for an initial business combination.

Certain of our officers and directors either directly or indirectly beneficially own, or are directors or officers of affiliates of our sponsor that owns sponsor’s ordinary shares that were issued prior to our initial public offering and that has committed to purchase the sponsor’s warrants immediately prior to the consummation of our initial public offering. Our sponsor has waived its right to receive distributions with respect to the sponsor’s ordinary shares upon our liquidation of the trust account if we are unable to consummate an initial business combination. Accordingly, the sponsor’s ordinary shares, as well as the sponsor’s warrants, and any underlying securities may be worthless if we do not consummate an initial business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing an initial business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and is in our best interests.

The Nasdaq Capital Market may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are listed on the Nasdaq Capital Market, a national securities exchange. Although after giving effect to our initial public offering we meet the minimum initial listing standards set forth in Rule 5550(a) and 550(b) of the Nasdaq Capital Market Company Guide, which only requires that we meet certain requirements relating to shareholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market in the future prior to an initial business combination. Additionally, in connection with our initial business combination, it is likely that the Nasdaq Capital Market will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq Capital Market delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	reduced liquidity with respect to our securities;
•
a determination that our ordinary shares are “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may only be able to complete one business combination with the proceeds of our initial public offering, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

Our initial business combination must be with one or more target businesses having an aggregate fair market value of at least 80% of the balance in the trust account at the time of such acquisition plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights. However, we may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By consummating an initial business combination with only a single entity, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be solely dependent upon the performance of a single business.

Our lack of diversification may further subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the industry in which we ultimately operate and may expose us to higher risk than other entities that have the resources to complete several business combinations or that have diversified operations.

Alternatively, if we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of the sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

The ability of our shareholders to exercise their shareholder redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

When we seek shareholder approval of any initial business combination, each public shareholder will have the right to redeem his, her or its ordinary shares for cash if that shareholder votes against our initial business combination, timely exercises its shareholder redemption rights, the business combination is approved and completed, and the public shareholder holds its shares through the closing of our initial business combination. Such holder must both vote for such initial business combination and then properly exercise his, her or its shareholder redemption rights by notifying us of such election to redeem at the appropriate time, as described in the proxy materials, to receive a pro rata portion of the trust account. Redeeming shareholders may vote either for or against the business combination but will receive no pro rata interest income in the event they vote against such business combination (this will be the case with respect to both redemption proceeds if the proposal is approved and proceeds from our trust account if not) which will incentivize redeeming shareholders to vote for the business combination since redeeming shareholders voting for the business combination will be eligible to receive a pro rata share of the interest income earned by the trust not released to us for working capital purposes and as a result have a higher redemption price, and we will retain the difference to the extent of a liquidation of our trust account. Accordingly, if our initial business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such shareholder redemption rights, we may either need to reserve part of the trust account for possible payment upon conversion, or we may need to arrange third party financing to help fund our initial business combination in case a larger percentage of public shareholders exercise their shareholder redemption rights than we expect. We have not taken any steps to secure third party financing. Therefore, we may not be able to consummate an initial business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our initial business combination. This may limit our ability to effectuate the most attractive initial business combination available to us.

We may be unable to obtain additional financing, if required, to complete an initial business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds of our initial public offering, including the interest earned on the proceeds held in the trust account that may be available to us, will be sufficient to allow us to consummate an initial business combination, because we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of our initial public offering prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in search of a target business, or the obligation to redeem for cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. Even if we do not need additional financing to consummate an initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after an initial business combination.

Our sponsor controls a substantial interest in us and thus may influence certain actions requiring a shareholder vote.

Our sponsor (including certain of our officers and directors) beneficially owns 20% of our issued and outstanding shares. While our sponsor does not intend to purchase units in our initial public offering, they are not prohibited from doing so or from purchasing units or our ordinary shares in the secondary market. If it does, our sponsor will have an even greater influence on matters requiring shareholder action.

Our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual general meeting of shareholders to elect new directors prior to the consummation of an initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual general meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our sponsor, because of its ownership position, will have considerable influence regarding the outcome. Accordingly, our sponsor, officers and directors will continue to exert control at least until the consummation of an initial business combination.

Our sponsor paid an aggregate of approximately $25,000, or approximately $0.01739 per ordinary share, for the sponsor’s ordinary shares and, accordingly, you will experience immediate and substantial dilution from the purchase of our shares.

The difference between the initial public offering price per share and the pro forma net tangible book value per ordinary share after our initial public offering constitutes the dilution to you and the other investors in our initial public offering. Our sponsor acquired the sponsor’s ordinary shares at a nominal price, significantly contributing to this dilution. Following consummation of our initial public offering, new investors incurred an immediate and substantial dilution of approximately $1.90 per share (the difference between the pro forma net tangible book value per share of $8.10, and the initial offering price of $10.00 per unit). The sale and exercise of warrants, including the sponsor’s warrants, would cause the actual dilution to investors to be higher, particularly where a cashless exercise is utilized.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our ordinary shares equals or exceeds $15.00 per share for any 20 trading days within a 30 trading-day period on the third business day prior to proper notice of such redemption provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the issuance of our ordinary shares underlying the warrants and a current prospectus relating thereto. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the sponsor’s warrants or sponsor’s warrants will be redeemable by us as long as they are held by the sponsor or its permitted transferees.

Our management’s ability to require holders of our warrants to exercise such warrants on a cashless basis will cause holders to receive fewer ordinary shares upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.

If we call our warrants for redemption after the redemption criteria described elsewhere in the prospectus have been satisfied, our management will have the option to require any holder that wishes to exercise his warrant to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants and the difference between the “fair market value” and the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which notice of redemption is sent to the holders of the warrants. If our management chooses to require holders to exercise their warrants on a cashless basis, the number of ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company.

Our outstanding warrants may have an adverse effect on the market price of our ordinary shares and make it more difficult to effect an initial business combination.

We issued warrants to purchase 4,600,000 ordinary shares as part of the units offered by the prospectus. In addition, our sponsor purchased an aggregate of 4,340,000 sponsor’s warrants in a private placement that took place immediately prior to the consummation of the initial public offering. To the extent we issue ordinary shares to effect an initial business combination, the potential for the issuance of a substantial number of additional shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target business. Such securities, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued to complete the initial business combination. Accordingly, our warrants may make it more difficult to effectuate an initial business combination or increase the cost of acquiring the target business. Additionally, the sale, or even the possibility of a sale, of the ordinary shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience a substantial dilution of your holdings.

If our sponsor exercises its registration rights with respect to its ordinary shares, sponsor’s warrants, units purchased in our initial public offering or the aftermarket and underlying securities, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect an initial business combination.

The purchasers of sponsor’s ordinary shares and the sponsor’s warrants in our initial public offering and their permitted transferees will be entitled to registration rights pursuant to an agreement signed prior to the effective date of our initial public offering. The sponsor and the other holders of these securities are entitled to an aggregate of four demands that we register their respective securities. They can elect to exercise these rights with respect to sponsor’s ordinary shares, sponsor’s warrants, any of the units purchased in our initial public offering or the aftermarket (including ordinary shares and warrants comprising any of the units and shares underlying any of the warrants) after the consummation of our initial business combination, provided that they may not offer or sell any of the related securities under that registration statement until, at the earliest, those securities are released from escrow, under the terms of the escrow agreement, and provided, further, that the estimated market value of the securities to be registered is at least $500,000 in the aggregate. The purchasers of sponsor’s ordinary shares in our initial public offering and the sponsor’s warrants and their permitted transferees also have certain “piggy-back” registration rights with respect to registration statements filed pursuant to this agreement. In general, we will bear the expenses incurred in connection with the filing of any such registration statements. However, the sponsor’s ordinary shares, will continue to be held in escrow and to be subject to transfer restrictions until (i) with respect to 50% of such shares, when the closing price of our ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, and (ii) with respect to 50% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, provided, however, that in any event all of the foregoing shares shall be released from escrow upon the first anniversary of the initial public offering, and in any case, if, following a business combination, we engage in a subsequent transaction resulting in our shareholders having the right to exchange their shares for cash or other securities. Considering that we have repurchased 287,500of the sponsor’s ordinary shares, if all these holders exercise their registration rights with respect to all of their securities, then, there will be an additional 1,150,000 ordinary shares eligible for trading in the public market. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of these rights may make it more difficult to effectuate an initial business combination or increase the cost of acquiring the target business, as the shareholders of the target business may be discouraged from entering into an initial business combination with us or will request a higher price for their securities because of the potential negative effect the exercise of such rights may have on the trading market for our ordinary shares.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands. In addition, some of our directors and officers are nationals or residents of jurisdictions other than the U.S. and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2010 Revision) of the Cayman Islands and other statutes (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders (including shareholder derivative actions) and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. Moreover, the Cayman Islands has a less prescriptive body of securities laws as compared to the U.S., and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of U.S. public companies, including with respect to our business combination.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended. As such, we are exempt from certain provisions applicable to U.S. public companies including:

•
The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K (although we have agreed with the underwriters of our initial public offering to comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for Current Reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations);

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, if we continue to remain a foreign private issuer, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S. In particular, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Because of this exemption, at the time we seek approval from our shareholders of our initial business combination, we will not be required to file with the SEC preliminary proxy solicitation materials regarding our business combination, but rather will prepare and deliver proxy solicitation materials to our shareholders in accordance with: (i) Cayman Islands law, and (ii) the relevant provisions of our memorandum and articles of association, and, as required, file such materials with the SEC after mailing. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the U.S. proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules.

If we are deemed to be a taxpayer in a particular jurisdiction, it may increase our tax liability.

Due to our activities spanning several countries, there is the possibility that we may be deemed to be taxable in a given jurisdiction, which may increase our tax liability, reduce our after tax income and reduce the proceeds held in the trust account.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of the prospectus captioned “Taxation — United States Federal Income Taxation — General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for our current (2010) taxable year may depend on whether we qualify for the PFIC start-up exception (see the section of the prospectus captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”). If we do not complete a business combination by the end of our current taxable year, and we have gross income for our current taxable year, we likely will be a PFIC for our current taxable year unless we complete a business combination in our 2011 taxable year and are not treated as a PFIC for either our 2011 or 2012 taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of the prospectus captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete an initial business combination.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the United States Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Since we have invested the proceeds in a trust account, it is possible that we could be deemed an investment company. Notwithstanding the foregoing, we do not believe that our current activities subject us to the Investment Company Act. To this end, the proceeds held in trust may be maintained by the trustee and invested by the trust account agent only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act of 1940. Our initial public offering is not intended for persons who are seeking a return on investments in government securities. The trust account and the purchase of government securities for the trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, liquidation of the trust account and return of the funds held in this trust account to our public shareholders. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If we are nevertheless deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it more difficult for us to complete an initial business combination, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

There is currently a limited market for our securities and an active market for our securities may not develop, which could adversely affect the liquidity and price of our securities.

There is currently a limited market for our securities. Investors therefore have limited access to information about prior market history on which to base their investment decision. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Because we must furnish our shareholders with financial statements of the target business prepared in accordance with U.S. GAAP or IFRS or reconciled to U.S. GAAP, we may not be able to complete an initial business combination with some prospective target businesses.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials we deliver to our shareholders to assist them in assessing our initial business combination. We will deliver proxy solicitation materials with disclosure that we believe would have been required to be provided to shareholders had we not been a foreign private issuer but still had a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934. However, as a foreign private issuer, we are not required and do not intend to file our proxy solicitation materials with the SEC for review. In all likelihood, the financial statements included in the proxy solicitation materials will need to be prepared in accordance with U.S. GAAP and/or IFRS. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with U.S. GAAP and/or IFRS or that the potential target business will be able to prepare its financial statements in accordance with U.S. GAAP and/or IFRS or reconciled to U.S. GAAP. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and requires that we have such system of internal controls audited as early as our Annual Report on Form 20-F or Form 10-K, as applicable, for the year ending December 31, 2011. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also could, depending on the size of our public float, require that our independent registered public accounting firm report on management’s evaluation of our system of internal controls. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

If adjustments are made to the warrants, you may be deemed to receive a taxable distribution without the receipt of any cash.

Holders of units or warrants may, in certain circumstances, be deemed to have received taxable distributions if adjustments are made to the warrants, even though the holders would have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to the holders of units or ordinary shares. See “Taxation — United States Federal Taxation — U.S. Holders — Possible Constructive Distributions.”

An investment in our initial public offering may involve adverse U.S. federal income tax consequences because the redemption or liquidation price per share is greater than an investor’s initial tax basis in an ordinary share.

There is a risk that an investor’s entitlement to receive payments in excess of the investor’s initial tax basis in our ordinary shares (see “Taxation — United States Federal Income Taxation — Allocation of Purchase Price and Characterization of a Unit”) upon exercise of the investor’s redemption right or upon our liquidation of our trust account will result in constructive income to the investor, which could affect the timing and character of income recognition and result in U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Prospective investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our ordinary shares, warrants, or units.

An investor may be subject to adverse U.S. federal income tax consequences in the event the IRS were to disagree with the U.S. federal income tax consequences described herein.

As described in the section of the prospectus captioned “Taxation — United States Federal Income Taxation — General,” we have not sought a ruling from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or our company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of our units, ordinary shares and warrants, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

Risks Associated with Acquiring and Operating a Business in Emerging Market Countries

If we effect an initial business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

We do not intend to focus our search on target businesses located in the United States. Accordingly, it is likely that we will effect an initial business combination with a company located outside of the United States. If we did, we would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•	rules and regulations or currency redemption or corporate withholding taxes on individuals;

•	laws governing the manner in which future business combinations may be effected;

•	exchange listing and/or delisting requirements;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

•	currency fluctuations and exchange controls;

•	rates of inflation;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	employment regulations;

•	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

•	deterioration of political relations with the United States.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

If we effect an initial business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We do not intend to focus our search on target businesses located in the United States. Accordingly, it is likely that we will effect an initial business combination with a company located outside of the United States. As such, the laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S federal securities laws.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have (whether based abroad or in the U.S.) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labor practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate after we effect a business combination, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Because many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, it may adversely impact our results of operations and financial condition.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience. Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact our operations, assets or financial condition.

Rules and regulations in many countries are often ambiguous or open to differing interpretation by responsible individuals and agencies at the municipal, state, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and inconsistent.

Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environmental and labor, could cause serious disruption to operations abroad and negatively impact our results.

If relations between the United States and a foreign government deteriorate, it could cause potential target businesses or their goods and services to become less attractive.

The relationship between the United States and foreign governments could be subject to sudden fluctuation and periodic tension. For instance, the United States may announce its intention to impose quotas on certain imports. Such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by the foreign government in industries that may affect our ultimate target business. Changes in political conditions in foreign countries and changes in the state of U.S. relations with such countries are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive. Because we are not limited to any specific industry, there is no basis for investors in our initial public offering to evaluate the possible extent of any impact on our ultimate operations if relations are strained between the United States and a foreign country in which we acquire a target business or move our principal manufacturing operations.

ITEM 4.INFORMATION ON THE COMPANY

A.	History, Development and General Overview of the Company

Cazador Acquistion Corporation Ltd. is an exempted company incorporated on April 20, 2010 in the Cayman Islands with limited liability as a blank check company. We were incorporated for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination, which we refer to throughout the prospectus as our initial business combination, with one or more operating businesses or assets, which we refer to throughout the prospectus as our target business or target businesses. We will focus on effecting a business combination in developing countries in Central and Eastern Europe, Latin America and Asia, but we may pursue opportunities in other geographical areas.

On October 14, 2010, we closed our initial public offering of 4,600,000 units (including 600,000 units subject to the underwriters’ over-allotment option which were exercised on October 14, 2010). Each unit consists of one ordinary share, par value $0.001, and one warrant. The units were sold at an offering price of $10.00, generating gross proceeds to the Company of $46,000,000. Rodman & Renshaw, LLC and Maxim Group LLC acted as joint book-running managers of the initial public offering. The securities sold in our initial public offering were registered under the Securities Act of 1933 pursuant to a registration statement on Form F-1 (No. 333-169231). The Securities and Exchange Commission, or the SEC, declared the registration statement effective on October 7, 2010. Our units began trading on the Nasdaq Capital Market on October 8, 2010. Prior to our initial public offering, we sold an aggregate of 4,340,000 warrants to our sponsor, Cazador Sub Holdings Ltd, in a private placement for a purchase price of $0.50 per warrant, generating total proceeds of $2,170,000.

We paid a total of $1,035,000 in underwriting discounts and commissions, and incurred fees of approximately $590,494 for other costs and expenses related to the initial public offering.

After deducting the underwriting discounts and commissions and our initial public offering expenses, the total net proceeds to us from our initial public offering and private placement were approximately $46,544,606 of which $46,165,000 was deposited into a trust account and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

Emerging economies’ growth, for the most part, continued to outpace that of developed countries even during the 2008-2009 global crises. The only region which did not have a better performance than its developed counterparts was emerging Europe, which shrank approximately 4.7% more than the developed countries in the region. Nonetheless, it is projected that emerging Europe will outpace developed Europe’s growth in 2011.

In addition to having superior economic growth, companies in emerging markets have limited access to capital due to historical circumstances and inefficient capital markets. Therefore, we believe that well-capitalized companies in emerging Europe, Latin America and Asia, offer numerous opportunities for value creation. In our opinion, one of the ways in which value can be created is by addressing the growing needs of the local population, the demand for exports of their raw materials and finished or semi-finished goods by economically developed countries.

Our executive offices are located at c/o Arco Capital Management LLC, 7 Sheinovo Street, 1504 Sofia, Bulgaria and our telephone number is +359 2 895 2000.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following our initial public offering other than activities related to the search for a suitable target for an initial business combination. We intend to utilize the cash proceeds of our initial public offering and the private placement of the sponsor’s warrants, our share capital, debt or other securities or a combination of the foregoing as the consideration to be paid in an initial business combination. While substantially all of the net proceeds of our initial public offering and the private placement of the sponsor’s warrants are allocated to completing an initial business combination, the proceeds are not otherwise designated for more specific purposes. Accordingly, prospective investors will at the time of their investment in us not be provided an opportunity to evaluate the specific merits or risks of one or more target businesses. If we engage in an initial business combination with a target business using our share capital and/or debt financing as the consideration to fund the combination, proceeds from our initial public offering and the private placement of the sponsor’s warrants will then be used to undertake additional business combinations or to fund the operations of the target business on a post-combination basis. We may engage in an initial business combination with a company that does not require significant additional capital but is seeking a public trading market for its shares, and which wants to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. These uncertainties include time delays, compliance and governance issues, significant expense, a possible loss of voting control and the risk that market conditions will not be favorable for an initial public offering at the time our initial public offering is ready to be sold. We may seek to effect an initial business combination with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so.

We have engaged  certain agents and/or representatives to identify and/or locate suitable acquisition candidates and we have actively solicited and investigated potential target businesses.

Prior to completion of our initial business combination, we will seek to have all vendors, prospective target businesses or other entities, which we refer to as potential contracted parties or a potential contracted party, that we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. We will not seek a waiver from our independent accountants. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management has determined that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. If a potential contracted party does not execute such a waiver, then each of our sponsor and Arco Capital Management LLC (“ACM”) will be jointly and severally liable, by means of direct payment to the trust account, to cover the potential claims made by such party for services rendered and goods sold, in each case to us, but only if, and to the extent, that the claims would otherwise reduce the trust account proceeds payable to our public shareholders in the event of a liquidation of the trust account. However, the agreement entered into by each of our sponsor and ACM specifically provides for two exceptions to this indemnity; there will be no liability (1) as to any claimed amounts owed to a third party who executed a legally enforceable waiver or (2) as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. There is no guarantee that vendors, prospective target businesses or other entities will execute such waivers or, even if they execute such waivers, that they would be prevented from bringing claims against the trust account, including but not limited to fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to seek recourse against our assets, including the funds held in the trust account. Further, we could be subject to claims from parties not in contract with us who have not executed a waiver, such as a third party claiming tortious interference as a result of our initial business combination. In addition, the indemnification provided by each of our sponsor and ACM is limited to claims by vendors that do not execute the waivers as described above. Claims by target businesses or other entities and vendors that execute such agreements would not be indemnified by each of our sponsor or ACM. Based on representations made to us, we currently believe that our sponsor and ACM, collectively, have substantial means and are capable of funding a shortfall in our trust account to satisfy any foreseeable indemnification obligations, but we have not asked them for any security or funds for such an eventuality. Despite our belief, we cannot assure you that our sponsor and ACM will be able to satisfy those obligations. The indemnification obligations may be substantially higher than we currently foresee or expect and/or their financial resources may deteriorate in the future. As a result, the steps outlined above may not effectively mitigate the risk of vendor’s/creditors’ claims reducing the amounts in the trust account.

Our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account at the time of such initial business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights (as described below). This may be accomplished by identifying and acquiring a single business or multiple operating businesses or operating assets, which may or may not be related, contemporaneously. If we acquire an operating business, we will always acquire at least a controlling interest in a target business (meaning more than 50% of the voting securities of the target business). If we acquire operating assets, such assets will constitute an operating business, or a portion thereof, and we will provide financial statements for any operating business or assets in the documentation provided to the shareholders in connection with the shareholder vote.

Subject to the requirement stated in the paragraph above, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Accordingly, there is no current basis for investors in our initial public offering to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

Sources of target businesses

We anticipate that, in addition to opportunities generated by our management team, target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since many of these sources will have read the prospectus and know what types of businesses we are targeting. We may pay a finder’s fee to such unaffiliated sources, in our discretion, whether or not we solicited them to bring target businesses to our attention. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. We have engaged the services of certain professional firms or other individuals that specialize in business acquisitions and we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account.

Although it is possible that we may pay finder’s fees in the case of an uncompleted transaction, we consider this possibility to be extremely remote. In no event, however, will any of our sponsor, officers, directors or their affiliates, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). If we decide to enter into an initial business combination with a target business that is affiliated with any of our officers, directors, or sponsor, including an entity or fund that is either a portfolio company of, or has otherwise received a material financial investment from, any fund or investment company (or an affiliate thereof) that is affiliated with such individuals or entities, we will do so only if we have obtained an opinion from an independent investment banking firm that our initial business combination is fair to our unaffiliated shareholders from a financial point of view and a majority of our disinterested independent directors approve the transaction. We currently do not anticipate entering into an initial business combination with any entity affiliated with any of our directors, officers or sponsor.

Selection of a target business and structuring of a business combination

Subject to the requirement that our initial business combination be with one or more target businesses with a collective fair market value that is at least 80% of the balance in the trust account at the time of such business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights and that in no event will we acquire less than a controlling interest in a target business (meaning not less than 50% of the voting securities of such target business), our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business.

We may accomplish our initial business combination by acquiring a single business or multiple operating business, which may or may not be related, contemporaneously. In order to consummate such a business combination, we may issue a significant amount of our debt or equity securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt or equity securities. There are no limitations on our ability to incur debt or issue securities in order to consummate a business combination. If we issue securities in order to consummate a business combination, our shareholders could end up owning a minority of the combined company’s voting securities as there is no requirement that our shareholders own a certain percentage of our company (or, depending on the structure of our initial business combination, an ultimate parent company that may be formed) after our business combination. In the event we structure our initial business combination to acquire less than 100% of the equity interests of the target business, we will only consummate an initial business combination in which we become the controlling shareholder of the target. The key factor that we will rely on in determining controlling shareholder status will be our acquisition of more than 50% of the voting securities of the target company. We will not consider any transaction that does not meet such criteria. Even though we have several potential targets under consideration, we have not entered into any such arrangement to issue our debt or equity securities and have no current intention of doing so.

The time required to select and evaluate a target business and to structure and complete the initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which an initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. We will not pay any finder’s or consulting fees to members of our management team, or any of their respective affiliates, for services rendered to or in connection with an initial business combination.

Fair market value of target business

The target business or businesses with which we effect our initial business combination must have a collective fair market value equal to at least 80% of the balance in the trust at the time of such business combination plus any amounts previously distributed to shareholders who have exercised their shareholders redemption rights. If we acquire less than 100% of one or more target businesses in our initial business combination, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the balance in the trust account at the time of such initial business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights. However, we will always acquire at least a controlling interest in a target business (meaning more than 50% of the voting securities of the target business). The fair market value of a portion of a target business will likely be calculated by multiplying the fair market value of the entire business by the percentage of the target we acquire. We may seek to consummate our initial business combination with an initial target business or businesses with a collective fair market value in excess of the balance in the trust account. In order to consummate such an initial business combination, we may issue a significant amount of our debt, equity or other securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt, equity or other securities. There are no limitations on our ability to incur debt or issue securities in order to consummate our initial business combination. However, our amended and restated memorandum and articles of association prohibit us from incurring debt for borrowed money prior to an initial business combination, unless such debt does not require the payment of interest prior to an initial business combination and the lender waives any rights to the amounts held in the trust account. If we issue securities in order to consummate such an initial business combination, our shareholders could end up owning a minority of the combined company’s voting securities as there is no requirement that our shareholders own a certain percentage of our company (or, depending on the structure of the initial business combinations, an ultimate parent company that may be formed) after our business combination. We have not entered into any such arrangement to issue our debt or equity securities and have no current intention of doing so.

In contrast to many other companies with business plans similar to ours that must combine with one or more target businesses that have a fair market value equal to 80% or more of the acquirer’s net assets, we will not combine with a target business or businesses unless the fair market value of such entity or entities meets a minimum valuation threshold of 80% of the amount in the trust account at the time of the initial business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights. We have used this criterion to provide investors and our management team with greater certainty as to the fair market value that a target business or businesses must have in order to qualify for an initial business combination with us. The determination of net assets requires an acquirer to have deducted all liabilities from total assets to arrive at the balance of net assets. Given the on-going nature of legal, accounting, shareholder meeting and other expenses that will be incurred immediately before and at the time of an initial business combination, the balance of an acquirer’s total liabilities may be difficult to ascertain at a particular point in time with a high degree of certainty. Accordingly, we have determined to use the valuation threshold of 80% of the amount in the trust account at the time of the initial business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights for the fair market value of the target business or businesses with which we combine so that our management team will have greater certainty when selecting, and our investors will have greater certainty when voting to approve or disapprove a proposed combination with, a target business or businesses that will meet the minimum valuation criterion for our initial business combination.

The fair market value of a target business or businesses will be determined by the disinterested members of our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, the values of comparable businesses, earnings and cash flow and/or book value). If the disinterested members of our board are not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the Financial Industry Regulatory Authority with respect to the satisfaction of such criterion.

We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our board of directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion. Moreover, if we decide to enter into an initial business combination with a target business that is affiliated with any of our officers, directors, sponsor, including an entity or fund that is either a portfolio company of, or has otherwise received a material financial investment from, any fund or investment company (or an affiliate thereof) that is affiliated with such individuals or entities, we will do so only if we have obtained an opinion from an independent investment banking firm that the initial business combination is fair to our unaffiliated shareholders from a financial point of view and a majority of our disinterested independent directors approve the transaction.

We expect that any opinion from an investment banking firm would be included in our proxy soliciting materials furnished to our shareholders in connection with an initial business combination, and that such independent investment banking firm would be a consenting expert. Although our board of directors will obtain a fairness opinion in these circumstances for the benefit of our shareholders, the investment banking firms that render fairness opinions customarily will only address the opinion to the board of directors and, consequently, a shareholder’s recourse on such opinion will be through claims against such investment banking firm brought by us. However, as the opinion will be attached to, and thoroughly described in, our proxy soliciting materials, we believe investors will be provided with sufficient information in order to allow them to properly analyze the transaction. Accordingly, whether the independent investment banking firm allows shareholders to rely on their opinion will not be a factor in determining which firm to hire.

Lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination must be with one or more target businesses whose collective fair market value is at least equal to 80% of the balance in the trust account at the time of such business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights, as discussed above. Consequently, we expect to complete only a single business combination, although this may entail a simultaneous combination with several assets or several operating businesses at the same time. At the time of our initial business combination, we may not be able to acquire more than one target business because of various factors, including complex tax, accounting or financial reporting issues. For example, we may need to present pro forma financial statements reflecting the operations of several target businesses as if they had been combined historically.

A simultaneous combination with several target businesses also presents logistical issues such as the need to coordinate the timing of negotiations, proxy statement disclosure and closings. We may also be required to comply with business combination laws in several jurisdictions. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the businesses, collectively, could fall below the required fair market value threshold of 80% of the balance in the trust account at the time of the initial business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights.

Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if all other factors appear equal. This means that for an indefinite period of time, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating an initial business combination with only a single entity, our lack of diversification may subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after an initial business combination.

If we determine to effect business combinations simultaneously with several businesses and such businesses are owned by different sellers, we will need for each of the targets to agree that their business combination is contingent on the simultaneous closings of the other business combinations. We could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations if there are multiple sellers, and the additional risks associated with the subsequent assimilation of the operations and services or products of the companies in a single operating business.

If we complete our initial business combination structured as a merger in which the consideration is our share capital, we would have a significant amount of cash available with which we could make add-on acquisitions following our initial business combination.

Limited ability to evaluate the target business’s management

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. While it is possible that one or more of our officers or directors will remain associated in some capacity with us following an initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to an initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business. We also cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following an initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Opportunity for shareholder approval of business combination

Prior to the completion of an initial business combination, we will submit the transaction to our shareholders for approval, even if the nature of the acquisition is such as would not ordinarily require shareholder approval under applicable law.

In connection with seeking shareholder approval of an initial business combination, we will furnish our shareholders with proxy solicitation materials containing the information we believe would be required by the rules under the U.S Securities Exchange Act of 1934, as amended (the “Exchange Act”), if we were a United States reporting company which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the business.

In connection with the vote required for our initial business combination, our sponsor, including all of our officers and directors, have agreed to vote their sponsor’s ordinary shares in the same manner as the majority of the ordinary shares voted by the public shareholders in connection with any vote required to approve our initial business combination. Our sponsor, officers and directors have also agreed that they will vote any shares they purchase in the open market in, or after, our initial public offering in favor of our initial business combination. We will proceed with the initial business combination only if a majority of the ordinary shares voted by the public shareholders present in person or by proxy are voted in favor of the initial business combination and public shareholders owning no more than 49.9% of the shares sold in our initial public offering vote against the initial business combination and exercise their shareholder redemption rights.

Finally, in many jurisdictions, the business combination laws may require approval from a court or other regulatory body regardless of whether we have obtained shareholder approval.

Shareholder redemption rights

At the time we seek shareholder approval of any initial business combination, we will offer each public shareholder the right to have their ordinary shares redeemed into cash if the shareholder either (i) votes against the proposed action and timely exercises such redemption right or (ii) votes in favor of the proposed action but elects to exercise such shareholder’s right to redeem. Our sponsor, and its beneficial owners, will not have shareholder redemption rights with respect to any ordinary shares owned by them, directly or indirectly, including the sponsor’s ordinary shares or any shares purchased by them in our initial public offering or in the aftermarket. The actual per-share redemption price will be equal to the aggregate amount then in the trust account, and including accrued interest, net of any interest income on the trust account balance required for us to pay our tax obligations incurred and net of interest income of up to $2,000,000 previously released to us to fund our working capital requirements (calculated as of two business days prior to the consummation of the proposed initial business combination), divided by the number of shares sold in our initial public offering. The initial per-share redemption price would be $10.00 per share.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities, will be restricted from exercising shareholder redemption rights with respect to more than 10% of the shares sold in our initial public offering. Such a public shareholder would still be entitled to vote against a proposed initial business combination with respect to all shares owned by him or his affiliates. We believe this restriction will discourage shareholders from accumulating large blocks of ordinary shares before the vote held to approve a proposed initial business combination and attempt to use the shareholder redemption right as a means to force us or our management to purchase their ordinary shares at a significant premium to the then current market price. Absent this provision, a public shareholder who owns in excess of 10% of the ordinary shares sold in our initial public offering could threaten to vote against a proposed business combination and seek conversion, regardless of the merits of the transaction, if his shares are not purchased by us or our management at a premium to the then current market price (or if management refuses to transfer to him some of their shares). By limiting a shareholder’s ability to redeem only 10% of the shares sold in our initial public offering, we believe we have limited the ability of a small group of shareholders to unreasonably attempt to block a transaction which is favored by our other public shareholders. However, we are not restricting the shareholders’ ability to vote all of their shares against the transaction.

An eligible shareholder may request shareholder redemption at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to a proposed initial business combination. Redeeming shareholders may vote either for or against the business combination but will receive no pro rata interest income in the event they vote against such business combination (this will be the case with respect to both redemption proceeds if the proposal is approved and liquidation proceeds if not) which will incentivize redeeming shareholders to vote for the business combination since redeeming shareholders voting for the business combination will be eligible to receive a pro rata share of the interest income earned by the trust not released to us for working capital purposes and as a result have a higher redemption price, and we will retain the difference to the extent of a liquidation of our trust account. In addition, no later than the business day immediately preceding the vote on the initial business combination, the shareholder must present written instructions to our transfer agent stating that the shareholder wishes to redeem its shares and confirming that the shareholder has held the shares since the record date and will continue to hold them through the shareholder meeting and the close of the initial business combination. Ordinary shares that have not been tendered in accordance with these procedures by the day prior to the shareholder meeting will not be redeemed for cash. Further, we may require public shareholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the initial business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option no later than the business day immediately preceding the vote on the initial business combination.

The proxy solicitation materials that we will furnish to shareholders in connection with the vote for any proposed initial business combination will indicate whether we are requiring shareholders to satisfy such certification and delivery requirements. Accordingly, if we were to include this requirement, a shareholder would have from the time we send out our proxy statement through the vote on the initial business combination to tender his shares if he wishes to seek to exercise his redemption rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the shareholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor. However, because we have no control over this process it may take significantly longer than we anticipated. The purpose of the requirement for physical or electronic delivery prior to the shareholder meeting is two-fold. First, it insures that the exercise by a shareholder of his shareholder redemption rights is irrevocable once the initial business combination is approved as the case may be, and second, it insures that we will know the amount of the proceeds that we will be able to use to consummate the initial business combination. Traditionally, in order to perfect shareholder redemption rights in connection with a blank check company’s initial business combination, a holder could simply vote against a proposed initial business combination and check a box on the proxy card indicating such holder was seeking redemption. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his ordinary shares to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the initial business combination during which he could monitor the price of the shares in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the shareholder redemption right, with respect to which shareholders was aware they needed to commit before the shareholder meeting, would become a continuing right surviving past the consummation of the initial business combination until the redeeming shareholder delivered his ordinary shares for conversion. The requirement for physical or electronic delivery prior to the meeting would be imposed to ensure that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge approximately $50 to the tendering broker, and it would be up to the broker to decide whether to pass this cost on to the shareholder who has exercised his shareholder redemption right. However, this fee would be incurred whether or not we require shareholders seeking to exercise their shareholder redemption rights to tender their shares prior to the meeting as the need to deliver the shares is a requirement of redemption whenever such delivery must be effectuated. Accordingly, tendering shares prior to the meeting would not result in any increased cost to shareholders when compared to the traditional process.

The steps outlined above will make it more difficult for our shareholders to exercise their shareholder redemption rights. In the event that it takes longer than anticipated to obtain delivery of their shares, shareholders who wish to redeem may be unable to make such delivery by the deadline for exercising their shareholder redemption rights and thus will be unable to redeem their shares.

Any request for shareholder redemption, once made, may be withdrawn at any time up to the vote taken with respect to the initial business combination. Furthermore, if a shareholder delivered his shares for redemption and subsequently decided prior to the meeting not to elect redemption, he may simply request that the transfer agent return the shares (physically or electronically). It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares who elect redemption will be distributed promptly after completion of an initial business combination. Public shareholders who redeem their shares for their pro rata share of the trust account still have the right to exercise any warrants they still hold.

Redeeming shareholders may vote either for or against the business combination but will receive no pro rata interest income in the event they vote against such business combination (this will be the case with respect to both redemption proceeds if the proposal is approved and proceeds from liquidation of the trust account if not) which will incentivize redeeming shareholders to vote for the business combination since redeeming shareholders voting for the business combination will be eligible to receive a pro rata share of the interest income earned by the trust and as a result have a higher redemption price. However, if a shareholder fails to properly exercise its shareholder redemption rights, such shareholder will not have its ordinary shares redeemed for its pro rata distribution of the trust account.

We will not complete an initial business combination if public shareholders, owning 49.9% or more of the shares sold in our initial public offering, both vote against and exercise their shareholder redemption rights with respect to the initial business combination, on a cumulative basis. We will not increase or decrease the redemption threshold prior to the consummation of our initial business combination. We have set the redemption percentage at 49.9% in order to reduce the likelihood that a small group of investors holding a block of our ordinary shares will be able to stop us from completing an initial business combination that may otherwise be approved by a majority of our public shareholders. The initial redemption price will be $10.00 per share.

If a vote on an initial business combination is held and the business combination is not approved, we may continue to try to consummate an initial business combination with the same or a different target until the date we are required to liquidate the trust account. If the initial business combination is not approved or completed for any reason, then public shareholders who exercised their shareholder redemption rights would not be entitled to redeem their ordinary shares for a pro rata share of the aggregate amount then in the trust account. In such case, if we have required public shareholders to tender their shares prior to the meeting, we will promptly return such shares to the tendering public shareholder. Public shareholders would be entitled to receive their pro rata share of the aggregate amount in the trust account only in the event that (i) such shareholder votes for the initial business combination and the initial business combination was duly approved and subsequently completed, or (ii) in connection with our liquidation of our trust account.

Liquidation of our trust account if no initial business combination

Our amended and restated memorandum and articles of association provides that if after 18 months (or 24 months if we have entered into a letter of intent or a definitive agreement) from the consummation of our initial public offering we have not consummated an initial business combination we will repurchase our public shares and liquidate our trust account and distribute the proceeds to the holders of our public shares. This provision may not be amended except with consent of 66.66% of the issued and outstanding ordinary shares voting present in person or by proxy at a meeting in which the holders of 95% of the outstanding ordinary shares must be present in order to constitute a quorum. If we have not completed an initial business combination by such date, we will compulsorily repurchase all shares held by the public shareholders, within five business days, pursuant to the procedures in our amended and restated memorandum and articles of association.

Following completion of the repurchase of our public shares, we will continue in existence. To the extent any claims deplete the funds remaining in the trust account we cannot assure you we will be able to return to our public shareholders the amounts payable to them from the liquidation of the trust account. In addition, under certain limited circumstances distributions received by shareholders could be viewed by applicable laws (including insolvency laws and certain equitable and/or restitution principles) as either fraudulent transfers or mistaken or otherwise wrongful payments. In those circumstances, a court could order that amounts received by our shareholders be repaid to us.

Our sponsor and its beneficial owners have waived their rights to participate in any liquidation of the trust account with respect to its shares. There will be no distribution from the trust account with respect to our warrants, which may expire worthless. The costs of liquidation of the trust account will be met from our remaining assets outside of the trust account or from interest earned on the funds held in the trust account that may be released to us to fund our working capital requirements, if not done in connection with a shareholder vote with respect to the extended period of a potential initial business combination. If such funds are insufficient, each of our sponsor and ACM has agreed, jointly and severally, to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000, absent any unforeseen complications) and has agreed not to seek repayment of such expenses.

If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share redemption price would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. To the extent any such claims deplete the trust account, the amounts returned to our public shareholders from the trust account will be reduced accordingly. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. If a claim was made that resulted in our sponsor and ACM having liability and they refused to satisfy their obligations, our board of directors, having a fiduciary obligation to act in the best interest of the company, may cause the company to bring an action against them to enforce our indemnification rights.

Each of our sponsor and ACM will agree, pursuant to an agreement with us and the representative of the underwriters that, if we distribute the amounts held in trust to our public shareholders pursuant to the exercise of shareholder redemption rights in connection with the consummation of our initial business combination, or if we liquidate our trust account, they will be jointly and severally liable, by means of direct payment to the trust account, to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of our initial public offering not held in the trust account. However, the agreement entered into by each of our sponsor and ACM specifically provides for two exceptions to this indemnity; there will be no liability (1) as to any claimed amounts owed to a third party who executed a legally enforceable waiver or (2) as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We cannot assure you, however, that each of our sponsor and ACM would be able to satisfy those obligations. Accordingly, the actual per-share price from liquidation of our trust account could be less than $10.00 per ordinary share plus interest, due to claims of creditors. Additionally, if we become insolvent or a petition to wind up the company is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our insolvent estate and subject to the claims of third parties with priority over the claims of our shareholders (including claims of our shareholders for amounts owed to them as a result of the redemption or repurchase of our shares). To the extent any claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $10.00 per ordinary share plus accrued interest.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our compulsory repurchase of our public shares and liquidation of our trust account or if they seek to redeem their respective shares for cash upon an initial business combination which the shareholder voted against and such business combination is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Survival after liquidation of trust account

As discussed above, in the event that we fail to consummate a business combination by April 14, 2012 (eighteen months from the closing of our initial public offering) or October 14, 2012 (24 months from the closing of our initial public offering) if the period to complete our business combination has been extended, we will compulsorily repurchase our public shares and distribute the funds held in the trust account. As part of this process, each shareholder, other than our initial shareholder, shall have their shares repurchased, within five business days, pursuant to the procedures in our amended and restated memorandum and articles of association, using the proceeds from the liquidation of our trust account, and such shares shall be cancelled, leaving our initial shareholder as the only shareholder. We will continue in existence as a public shell company and, subject to the provisions of our Amended and Restated Memorandum and Articles of Association, our management will have broad discretion to determine the future of our business, if any. In addition, as substantially all of our assets are expected to be distributed pursuant to the liquidation of our trust account, unless we obtain third-party financing, the surviving public shell company will have limited, or no, financial resources to pursue a new business.

Competition for Target Businesses

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore:

•	our obligation to seek shareholder approval of our initial business combination or obtain necessary financial information may delay the completion of a transaction;

•
our obligation to redeem for cash up to 49.9% of our ordinary shares (minus one share) held by our public shareholders who vote against or in favor (but decide to redeem) of our initial business combination and properly exercise their shareholder redemption rights may reduce the resources available to us for our initial business combination;

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

•
the requirement to acquire a target business or target businesses having a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights could require us to acquire several assets or several operating businesses at the same time, all of which sales would be contingent on the simultaneous closings of the other sales, which could make it more difficult to consummate our initial business combination.

Any of these or other factors may place us at a competitive disadvantage in successfully negotiating our initial business combination.

Government Regulations

Government regulations relating to taxation

As a Cayman Islands exempted company, we have obtained a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation of us.

Employees

We currently have 2 executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process we are in. Accordingly, once management locates a suitable target business to acquire, we expect that our executive officers will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than they would prior to locating a suitable target business. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Periodic Reporting and Audited Financial Statements

We have registered our units, ordinary shares and warrants under the Exchange Act and have reporting obligations with the U.S. Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, this annual report contains financial statements audited and reported on by our independent registered public accountants.

Our management will provide shareholders with audited financial statements of the properties to be acquired as part of the proxy solicitation materials sent to shareholders to assist them in assessing each specific target business we seek to acquire. While the requirement of having available financial information for the target business may limit the pool of potential acquisition candidates, given the broad range of target businesses we may consummate our initial business combination with, we do not believe that the narrowing of the pool will be material.

We may be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending on or after December 31, 2011. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against us or any of our officers or directors in their capacity as such.

B.	Organizational Structure

Cazador Acquisition Corporation Ltd. (the “Company”) is a newly organized blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination (the “initial business combination”). The Company is partially owned by Cazador Sub Holdings Ltd. (the “sponsor”), a company incorporated as a Cayman Islands exempted company, whose ultimate owners are ACM Investments LLC and Arco International Group LLC, two Puerto Rico limited liability companies.

C.	Property, Plant and Equipment

We currently maintain our executive offices at c/o Arco Capital Management LLC, 7 Sheinovo Street, 1504 Sofia, Bulgaria and we also have access to office space provided by Arco Capital Management LLC pursuant a letter agreement with us. We consider our current office space adequate for our current operations.  The cost for this space is included in the $7,500 per month, which is paid to ACM for services.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal year ended December 31, 2010 and should be read in conjunction with the audited financial statements of the Company for such period, together with the accompanying notes, included elsewhere in this Annual Report.

Overview

We are a Cayman Islands exempted company incorporated on April 20, 2010 with limited liability as a blank check company, for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination with or of one or more operating businesses or assets. Exempted companies are Cayman Islands companies that conduct business outside the Cayman Islands. As an exempted company, we are able to avoid direct income or capital gains taxation from the Cayman Islands government for a period of 20 years, from the date of such undertaking, if such direct taxation were introduced in the Cayman Islands, as we have obtained a tax undertaking from the Cayman Islands Governor-in-Cabinet. We intend to initially focus our search for potential business combinations in developing countries in Central and Eastern Europe, Latin America and Asia (emerging markets). We believe that companies in these regions offer numerous opportunities for value creation by addressing the growing needs of the local population and exporting raw materials and finished or semi-finished goods to other countries. We may decide to pursue an initial business combination in any geographic location if we believe there is an attractive opportunity and we could also explore opportunities within the United States and more developed countries in Europe, Asia and Oceania. We currently do not anticipate entering into an initial business combination with an entity affiliated with any of our directors, officers or sponsor. We intend to effect an initial business combination using cash from the proceeds of our initial public offering, our share capital, debt or a combination of cash, equity, debt and other securities.  Our operations have been limited to the active solicitation, analysis and investigation of an acquisition target for our initial business combination.

Our initial business combination must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account at the time of such initial business combination plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights (as described below). This may be accomplished by identifying and acquiring a single business or multiple operating businesses or operating assets, which may or may not be related, contemporaneously. If we acquire an operating business, we will always acquire at least a controlling interest in a target business (meaning more than 50% of the voting securities of the target business). If we acquire operating assets, such assets will constitute an operating business, or a portion thereof, and we will provide financial statements for any operating business or assets in the documentation provided to the shareholders in connection with the shareholder vote.

The issuance of additional ordinary shares or preferred shares in an initial business combination:

•	may significantly reduce the equity interest of our shareholders;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

•
could cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry-forwards, if any, and may also result in the resignation or removal of one or more of the present members of our management team;

•	may have the effect of delaying or preventing a change in control of us by diluting the share ownership of voting rights or a person seeking to obtain control of our company; and

•	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, debt securities issued by us in an initial business combination may result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination were insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants requiring the maintenance of certain financial ratios or reserves and any such covenant was breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such debt security was outstanding.

Results of Operations

Through December 31, 2010, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues, other than interest income earned on the proceeds held in the trust account. As of December 31, 2010, approximately $46.2 million was held in the trust account, and we had cash outside of trust of approximately $208,000 and approximately $69,000 in accounts payable and due to related parties. Up to $2.0 million in interest income on the balance of the trust account may be available to us to fund our working capital requirements (so long as we have sufficient funds available to us to pay our tax obligations on such interest income or otherwise then due at that time). Through December 31, 2010, the Company had not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of our initial public offering in the event of a business combination.

For the period from April 20, 2010 (inception) through December 31, 2010, we earned approximately $14,083 in interest income. All of our funds in the trust account are invested in U.S. government treasury bills having a maturity of three months or less, or in money market fund meeting the conditions under Rule 2a-7 under the Investment Company Act.

 Commencing on the closing date of our initial public offering through the earlier of consummation of the business combination or the Company’s voluntary liquidation, we agreed to pay Arco Capital Management LLC (“ACM”) a total of $7,500 per month for accounting, legal and operational support, access to support staff, and information technology infrastructure.  For the period from April 20, 2010 (inception) through December 31, 2010, the Company incurred $18,750 in connection with such agreement.

Critical Accounting Policies and Estimates

We have identified the following as our critical accounting policies:

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Held in Trust

Net proceeds from our initial public offering, which amounted to approximately $46.2 million, have been placed in a trust account with Continental Stock Transfer & Trust Company serving as trustee.  The trust proceeds are invested in U.S. Treasury bills with maturity of three months or less and money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act.  As of December 31, 2010, the balance in the trust account was approximately $46.2 million, which includes approximately $14,000 in interest earned since inception of the trust.

Loss per Common Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.  Diluted loss per share is computed by dividing net loss by the weighted-average number or ordinary shares and dilutive ordinary share equivalents then outstanding.  The weighted average common shares issued and outstanding of 2,760,449 for the period from April 20, 2010 (inception) to December 31, 2010 takes into effect the 1,437,500 ordinary shares that were originally issued to our sponsor, the repurchase of 287,500 of ordinary shares on October 7, 2010 from our sponsor, and the 4,600,000 ordinary shares sold in our initial public offering and outstanding since October 14, 2010. The 9,340,000 warrants related to our initial public offering, the private placement of the sponsor’s warrants and the underwriter’s purchase option are contingently issuable shares and are excluded from the calculation of diluted earnings per share because they have an anti-dilutive effect.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Income Taxes

There is, at present, no direct taxation in the Cayman Islands and interest, dividends, and gains payable to the Company are received free of all Cayman Islands taxes. The Company is registered as an “exempted company” pursuant to the Cayman Islands Companies Law (as amended). The Company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property composed in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income. As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Cayman Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.

As of December 31, 2010, the Company has not commenced operations (other than organizational activities and general corporate matters, our initial public offering and the active solicitation, investigation and analysis of an acquisition target for an initial business combination) and thus has no uncertain tax positions.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Liquidity and Capital Resources

Our liquidity needs are being satisfied to date through receipt of approximately $25,000 from the sale of the sponsor’s ordinary shares, and advances from our sponsor in an aggregate amount not to exceed $200,000 that is more fully described below. In addition, the Company consummated the initial public offering on October 14, 2010 and received (i) net proceeds of $46.0 million, before deducting underwriting compensation of $1.0 million, and (ii) gross proceeds of $2.2 million from the sale of the sponsor’s warrants. As of December 31, 2010, approximately $46.2 million is held in the trust account, whereas the remaining $207,805 is held in a regular cash operating account to fund our working capital requirements.

We expect to use substantially all of the net proceeds of our initial public offering to acquire one or more target businesses by identifying and evaluating prospective target businesses, selecting one or more target businesses, and structuring, negotiating and consummating the initial business combination. To the extent we use our share capital in whole or in part as consideration for an initial business combination, the proceeds held in the trust account (less amounts paid to any public shareholders who properly exercise their shareholder redemption rights and any interest income previously released to us) as well as any other net proceeds not expended prior to that time will be used to finance the operations of the target business or businesses. The funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. The funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

We believe the funds available to us outside of the trust account, together with (i) the interest income earned on the trust account balance that may be released to us to pay any tax obligations and (ii) interest income of up to $2.0 million on the balance of the trust account to be released to us for working capital requirements (so long as we have sufficient funds available to us to pay our tax obligations on such interest income or otherwise then due at that time), will not be sufficient to allow us to operate for the next 12 months, assuming an initial business combination is not completed during that time, unless either current interest rates increase or we locate an investment which pays a higher interest rate than current interest rates. We expect that our primary liquidity requirements during that period including, but not limited to, expenses relating to: (i) due diligence and investigation of a target business or businesses; (ii) transaction structuring, negotiating and documenting an initial business combination; (iii) reporting requirements; (iv) general working capital; (v) an aggregate of $135,000 for office space, administrative services and support, representing a total of $7,500 per month for up to 18 months (or $180,000 if the period is extended to 24 months); and (vi) additional expenses that may be incurred by us in connection with our initial public offering over and above the amounts listed in the section entitled “Use of Proceeds” will be less than $1.25 million. There is no guarantee that we will receive up to $2.0 million of interest income, and we anticipate that at the current interest rate of approximately 0.2% per annum, the interest that will accrue on the trust account during the time it will take to identify a target and complete an acquisition will be insufficient to fund our working capital requirements. If our estimate of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, or if interest payments are not available to fund the expenses at the time we incur them, we will seek to raise additional capital, the amount, availability and cost of which is currently unascertainable. Moreover, we may need to obtain additional financing because we may become obligated to redeem for cash a significant number of shares of public shareholders voting against our initial business combination. In any of these events, we would seek such additional capital through loans or additional investments from members of our management team, but such members of our management team are not under any obligation to advance funds to, or invest in, us.

We are not obligated to pay any taxes in the Cayman Islands on either income or capital gains. As a Cayman Islands exempted company, we have obtained a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation of us.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds from our initial public offering, including the amounts held in the trust account, are currently invested in U.S. government treasury bills having a maturity of three months or less and may also be invested in money market fund meeting the conditions under Rule 2a-7 under the Investment Company Act.

Due to the short-term nature of these investments, we believe there are no associated material exposure to interest rate risk.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

As of December 31, 2010, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations, other than in relation to the non-interest bearing note of our sponsor, and a monthly fee payable to ACM of $7,500 for accounting, legal and operational support, access to support staff, and information technology infrastructure.. We began incurring this fee on October 14, 2010, and will continue to incur such monthly fee until the completion of our initial business combination.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Jay Johnston	50	Chairman of the Board and Co-Chief Executive Officer
Francesco Piovanetti	36	Director, Co-Chief Executive Officer, Chief Financial Officer and President
Facundo Bacardí	65	Director
David P. Kelley II	52	Director
Shai Novik	45	Director
Carlos Valle	52	Director

Jay Johnston, Chairman and Co-Chief Executive Officer.   Mr. Johnston has served as our Chairman of the Board of Directors and Chief Executive Officer since April 20, 2010. Mr. Johnston has served as Chief Executive Officer of Arco Capital Management LLC ("ACM") since its formation. He is also the Chairman of the Board of Directors and Chief Executive officer of Arco. From 2009 to August 2010, Mr. Johnston served as a Senior Advisor to Gramercy Advisors LLC (“Gramercy”). From 1999 to 2009, Mr. Johnston was the Co-Managing Partner of Gramercy, where he co-managed the portfolio investments of the Gramercy Emerging Markets Fund and other accounts managed by Gramercy. Prior to joining Gramercy, Mr. Johnston was Managing Director and Head of Emerging Markets Fixed Income Sales at Deutsche Bank Securities, Inc. from 1998 to 1999. From 1996 to 1998, Mr. Johnston was a Senior Vice President at Lehman Brothers in the Emerging Markets Group. From 1984 to 1996, Mr. Johnston worked in institutional fixed income, emerging market and high yield sales at a variety of institutions including ING Baring Securities, Inc., Oppenheimer & Company, Inc. and Dean Witter Reynolds, Inc. From 1983 to 1984, Mr. Johnston was a Portfolio Manager at Patterson Capital Corporation responsible for managing a $1.3 billion portfolio of mortgage backed securities for a variety of U.S. Savings and Loans. Mr. Johnston received a B.S. degree in Finance at the University of Florida.

Francesco Piovanetti, Director, Co-Chief Executive Officer, Chief Financial Officer and President.   Mr. Piovanetti has served as our Director, Co-Chief Executive Officer, Chief Financial Officer and President since April 20, 2010. Mr. Piovanetti has served as ACM’s President since its formation. He is also the President, Chief Operating Officer, and Director of Arco. Mr. Piovanetti has more than a decade and a half of experience working in various areas of corporate finance, capital markets and investment banking. From 2003 to 2006, Mr. Piovanetti served as Managing Director for Asset Sourcing at Gramercy. Prior to joining Gramercy, from 1997 to 2003, Mr. Piovanetti was employed as an Analyst and later as an Associate, a Vice President and then as a Director at Deutsche Bank in its Structured Capital Markets Group, which executed proprietary and client arbitrage transactions. From 1995 to 1997, he was a Senior Analyst in Deloitte & Touche, LLC’s Corporate Finance Group, where he consulted in the areas of commercial lending, mergers and acquisitions, management buyouts, capital sourcing and valuation services. Mr. Piovanetti received B.A. in Economics and B.S. in Finance from Bryant University, and an M.B.A. from Columbia Business School.

Facundo Bacardí, Director.   Mr. Bacardí has served as our Director since August 2010. Mr. Bacardí is a member of the family that owns Bacardí Limited, one of the largest family owned companies in the worldwide liquor manufacturing and distributing business. At Bacardí Limited, he served as executive officer and director in Brazil and Trinidad. Mr. Bacardí was responsible for the creation of Bacardí Centroamericana, S.A. in 1980, which was sold in 1991. He has served as President and Director of Suramericana de Inversiones, S.A. since 1995, an investment company in Panama that he founded in 1995. Mr. Bacardí was also Chairman and President of Nations Flooring, a flooring and window dressing company, between 1995 to 2004. From 1993 to 2000, he served as a director of CTA Industries, Inc., an insulation manufacturer. He also served as a director of JSM Holdings, Corp., an investment company, from 2003 to 2007. He graduated with a Bachelors of Science from Babson College in 1967.

David P. Kelley II, Director.   Mr. Kelley has served as our Director since August 2010. Mr. Kelley is a partner of Zenith Capital Partners, LLC, a private equity firm located in New York, where he has served since 2006, and a founding partner of Andover Partners Strategic Security Solutions, LLC (AP-S3, LLC), a security and intelligence consulting firm, where he has served since December 2009. From 1985 to 1988, Mr. Kelley was a tax lawyer in the law firm of Brown and Wood located in New York. From 1988 to 1991, Mr. Kelley worked at Merrill Lynch in New York, where he was promoted to a Director of the Global Swap Group. From 1991 to 1994 Mr. Kelley was a Managing Director at UBS Securities in New York, in charge of the US Structured Products Group. From 1994 to 1998, Mr. Kelley was a Managing Director and Head of the Global Structured Products Group at Deutsche Bank Securities in New York. From 1998 to 2006, Mr. Kelley was a Managing Director of Integrated Capital Associates, a private equity firm, located in New York. Mr. Kelley is currently a Director of the Apex-Guotai Junan Greater China Fund, headquartered in Hong Kong. Mr. Kelley graduated from Emory University with a BA degree in 1979. He graduated with a J.D. degree from Temple University School of Law in 1983, and he received an L.L.M. in Taxation from New York University School of Law in 1985.

Shai Novik, Director.   Mr. Novik has served as our Director since August 2010. Mr. Novik has served as the President and a director of PROLOR Biotech since 2005. From 2003 to 2005, Mr. Novik was the Managing Director of A.S. Novik, a private investment firm, and from 2000 to 2002, he was Managing Director of A-Online Capital, an investment firm. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, a technology and life sciences investment company, from 1998 to 2000. THCG was a portfolio company of Greenwich Street Partners, a large U.S.-based private equity fund. THCG’s portfolio included several life sciences and medical device companies. Prior to his position at THCG, Mr. Novik served as Chief Operating Officer and Chairman of Strategy Committee of RogersCasey, an investment advisory company serving Fortune 500 companies such as DuPont, Kodak, General Electric and others, from 1994 to 1998. Mr. Novik is the co-founder and Chairman of the Board of Stentomics Inc., a private drug-eluting stent technology company developing next-generation, polymer-free drug-eluting stent solutions. Mr. Novik also serves on the boards of the privately-held companies Ucansi Inc., a company developing non-invasive vision correction products, and Odysseus Ventures Ltd., a managing partner of a small venture fund. Mr. Novik served for seven years in the Israeli Defense Forces, and received his M.B.A., with Distinction, from Cornell University.

Carlos Valle, Director.   Mr. Valle has served as our Director since August 2010. Mr. Valle is a seasoned professional with broad global experience in finance. In May 2009, Mr. Valle retired from Merrill Lynch & Co. where he served for over 20 years in many diverse assignments. His expertise includes Leveraged Finance, Corporate Bonds, Structured Finance, Private Equity and Sales Management of both Institutional Fixed Income and Equities as well as International High Net Worth Private Clients. Prior to Merrill Lynch, Mr. Valle was a bond analyst for a major Insurance company. He holds a Bachelor of Science degree from the Wharton School, University of Pennsylvania and an M.B.A. from the Darden School, University of Virginia. Mr. Valle served as Adjunct Professor at the Darden School in the Spring of 2010 and acts as advisor to various boards of directors.

Family Relationships

There are no family relationships among our executive officers and directors.

B. Executive Compensation

Our officers and directors have not received any cash compensation for services rendered. Commencing on October 14, 2010, the date of the initial public offering, through the earlier of consummation of our initial business combination or our liquidation of our trust account, we will pay ACM a total of $7,500 per month for office space and administrative services, including secretarial support. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party for such services. No compensation of any kind, including finders’ and consulting fees, will be paid either by us or by any affiliated entity for services rendered to us by any of our sponsor, officers and directors or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of reimbursement these individuals may receive. After an initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation.  We do not have a long-term incentive plan or pension plan and do not provide retirement benefits to our employees.  We have no plans or arrangements that result in the compensation of an executive officer or director in the event such person’s employment is terminated following a change of control.

Conflicts of Interest

Each of our executive officers may be deemed an affiliate of any company for which he serves as an officer or director with respect to which that executive officer otherwise has a pre-existing fiduciary duty and a conflict of interest could arise if an opportunity is appropriate for one of such companies. Thus, we may not be able to pursue opportunities that otherwise may be attractive to us unless these companies and entities have declined to pursue such opportunities. These pre-existing fiduciary duties may limit the opportunities that are available to us to consummate our initial business combination.

In summary, directors and officers owe the following fiduciary duties under Cayman Islands law:

(i)	duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;
(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
(iii)	directors should not impinge upon the exercise of future discretion;
(iv)	duty to exercise powers fairly as between different sections of shareholders;
(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

(i)	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company; and
(ii)	the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

As a result of multiple business affiliations, our officers and directors may have similar legal obligations relative to presenting business opportunities meeting the criteria we will look for in a target business, listed elsewhere in the prospectus, to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to such criteria. Our amended and restated memorandum and articles of association state that should a director have a conflict of interest, the interested director must disclose such conflict to our board.

Potential investors should be aware of the following other potential conflicts of interest:

•
None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•
In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Due to any existing and future affiliations, our officers and directors may have fiduciary or contractual obligations to present potential business opportunities to other entities as well as presenting them to us. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•
In the future, our officers and directors may seek to organize, promote or become affiliated with other entities, including other blank check companies that may, among other things, focus on target businesses in emerging markets.

•
The sponsor’s ordinary shares and underlying securities owned by our sponsor may not be released from escrow until one year after the successful consummation of an initial business combination, and the sponsor’s warrants purchased by our sponsor and any warrants that our sponsor, officers and directors may purchase in our initial public offering or in the aftermarket may expire worthless if an initial business combination is not consummated. Additionally, our sponsor will not receive liquidation distributions with respect to any of their sponsor’s ordinary shares. Furthermore, our sponsor has agreed that it will not sell or transfer the sponsor’s warrants (except under limited circumstances) until 6 months after we have completed an initial business combination. Our sponsor desires to avoid rendering their securities worthless may result in a conflict of interest when they determine whether it is appropriate to enter into an initial business combination with a particular target business and the conflict of interest will increase as we approach the 18 th month or 24 th month, in the case of an extension, following the consummation of our initial public offering and we have not consummated an initial business combination.

•
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were included by a target business as a condition to any agreement with respect to an initial business combination.

All of our officers, directors and sponsor, have agreed to vote any ordinary shares acquired by them in our initial public offering or aftermarket in favor of an initial business combination.

We have agreed not to consummate an initial business combination with an entity which is affiliated with any of our officers, directors, sponsor, including an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any fund or investment company (or an affiliate thereof) that is affiliated with such individuals or entities, unless we obtain an opinion from an independent investment banking firm that is a member of FINRA that the initial business combination is fair to our unaffiliated shareholders from a financial point of view and a majority of our disinterested independent directors approve the transaction. We currently do not anticipate entering into an initial business combination with an entity affiliated with any of directors, officers or sponsor. Furthermore, in no event will any of our existing officers, directors, sponsor, or any entity or individual with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is).

Limitation of Director and Officer Liability

     Cayman Islands law does not limit the extent to which a company’s amended and restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated Memorandum and Articles of Association provides for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

We have entered into agreements with our officers and directors that provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We believe that these provisions and agreements are necessary to attract qualified directors. Our amended and restated memorandum and articles of association also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Cayman Islands law would permit such indemnification. We purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our directors and officers.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

C. Board Practices

Upon consummation of our initial public offering, we established an audit committee of the board of directors, which consists of Carlos Valle, as chairman, Facundo Bacardi, David P. Kelley II and Shai Novik, each of whom has been determined to be “independent” as defined in Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Capital Market.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F or Form 10-K, as applicable;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•
reviewing and approving all related-party transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction;

•	inquiring of and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•
reviewing proxy disclosure to ensure that it conforms to the disclosure that we believe would be required for a proxy statement filed with the SEC had we not been a foreign private issuer but still had a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934;

•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•
approving reimbursement of expenses made to and incurred by our sponsor, officers, directors or their affiliates. Any reimbursements or payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval; and

•
monitoring compliance on a quarterly basis with the terms of this offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of this offering.

Number and Terms of Office of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Facundo Bacardi and Shai Novick will expire at our first annual general meeting of shareholders. The term of office of the second class of directors, consisting of David P. Kelley II and Carlos Valle, will expire at the second annual general meeting of shareholders. The term of office of the third class of directors, consisting of Jay Johnston and Francesco Piovanetti, will expire at the third annual general meeting of shareholders.

The Company does not have an established and defined term for the services being provided by its executive officers. If one or more of our executive officers or directors remain associated in some capacity with us following an initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to an initial business combination.

D. Employees

We have two executive officers.  These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs.  The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the undergoing business combination process the Company.  Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time to our affairs) than they would prior to locating a suitable target business. We do not intend to have any full time employees prior to the consummation of a business combination.

E. Share Ownership

Name	Age	Position	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock
Jay Johnston(1)	50	Chairman of the Board and Co-Chief Executive Officer	767,050	13.3%
Francesco Piovanetti(2)	36	Director, Co-Chief Executive Officer, Chief Financial Officer and President	355,350	6.2%
Facundo Bacardí	65	Director	-	0.0%
David P. Kelley II	52	Director	-	0.0%
Shai Novik	45	Director	-	0.0%
Carlos Valle	52	Director	-	0.0%
Total share ownership by Directors and Executives			1,122,400	19.5%

(1)	Indirectly owned by Jay Johnston through Cazador Sub Holdings Ltd. as an ultimate beneficiary of ACM Investments LLC.

(2)	Indirectly owned by Francesco Piovanetti through Cazador Sub Holdings Ltd. as an ultimate beneficiary of Arco International Group.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.      Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2010 by each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.  Each of these persons has the same voting rights as our other public shareholders.

		Approximate
	Amount and	Percentage
	Nature of	of Outstanding
Name and Address of	Beneficial	Common Stock
Beneficial Owner	Ownership	(2)

Cazador Sub Holdings Ltd.(1)(2)	1,150,000	20.0%

Bulldog Investors Park 80 West Plaza Two Suite 750 Saddle Brook, NJ 07663	500,000	8.7%

AQR Capital Management LLC Two Greenwich Plaza Greenwich, CT 06830	410,401	7.1%

Polar Securities Inc. 372 Bay St. 21st Floor Toronto, ON M5H 2W9	380,000	6.6%

Loeb Arbitrage Management Inc. 61 Broadway New York, NY 10006	325,000	5.7%

(1)	The registered office address of the shareholder is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(2)	66.7% owned by ACM Investments LLC of which Jay Johnston is an ultimate beneficiary and 33.3% by Arco International Group of which Francesco Piovanetti is an ultimate beneficiary.

According to Continental Stock Transfer and Trust Company, the Company’s transfer agent, total issued and outstanding common stock as of December 31, 2010 amounted to 5,750,000 shares.  According to the Company’s register of shareholders, at December 31, 2010, there were two holders of common stock of record worldwide.  As of that same date, there was one record holder of the Company’s common stock with address in the United States, which owns 80% of total common shares.  Because all of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

The sponsor purchased 4,340,000 warrants at a price of $0.50 per warrant (approximately $2.2 million in the aggregate) immediately prior to the consummation of our initial public offering. The sponsor’s warrants were purchased separately and not in combination with ordinary shares or in the form of units. Our determination of the purchase price of the sponsor’s warrants was based on the terms of such warrants, including restrictions on transferability, and an analysis of recent market values of warrants of similarly structured blank check companies. The purchase price of the sponsor’s warrants was added to the proceeds from our initial public offering to be held in a trust account pending the completion of the business combination. If the Company does not complete a business combination that meets the criteria described before and is forced to liquidate, then the approximately $2.2 million purchase price of the sponsor’s warrants will become part of the distribution to the public shareholders and the sponsor’s warrants will expire worthless. our initial public offering The sponsor’s warrants are identical to the warrants underlying the units sold in our initial public offering, except that the sponsor’s warrants (i) are non-redeemable, so long as they are held by any of the sponsor or its permitted transferees (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by any of the sponsor or its permitted transferees, rather than at our sole discretion and (iii) are not transferable or saleable by our sponsor (except to permitted transferees) until 6 months after the consummation of the initial business combination. In addition, our sponsor and its beneficial owners will agree not to transfer its ownership interests in our sponsor or to take any steps to cause our sponsor to issue new ownership interests to anyone other than a permitted transferee. The sponsor’s warrants are not exercisable and will be held in escrow while they are subject to such transfer restrictions. In addition, the holders of the sponsor’s warrants and the underlying ordinary shares are entitled to certain registration rights described herein. We will bear the expenses incurred in connection with the filing of any such registration statements, other than underwriting commissions which will be paid for by the holders themselves. Once our initial public offering was consummated our initial public offering, our sponsor placed their sponsor’s ordinary shares and sponsor’s warrants into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent.

B.      Related Party Transactions

We issued 1,437,500 sponsor’s ordinary shares to Cazador Sub Holdings Ltd. for an aggregate of $25,000 in cash, at a purchase price of approximately $0.01739 per share on June 16, 2010. On October 5, 2010, the Company repurchased 287,500 of sponsor’s ordinary shares for an aggregate purchase price of $1.00. As a result of the repurchase, the sponsor currently owns 1,150,000 ordinary shares.

	Number of
Name	shares	Relationship to Us

Cazador Sub Holdings Ltd. (1)(2)	1,150,000	Sponsor

(1)	The registered office address of the shareholder is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(2)	66.7% owned by ACM Investments LLC of which Jay Johnston is an indirect beneficiary,33.3% by Arco International Group of which Francesco Piovanetti is an indirect beneficiary.

On June 16, 2010, our sponsor agreed to purchase an aggregate of 4,340,000 warrants at a price of $0.50 per warrant ($2.2 million in the aggregate) in a private placement that took place immediately prior to the consummation of our initial public offering. Total proceeds from this private placement were added to the proceeds of our initial public offering. If we do not complete an initial business combination, then the $2.2 million will be part of the liquidating proceeds from our trust account to our public shareholders, and the sponsor’s warrants will expire worthless. The sponsor’s warrants are identical to the warrants underlying the units sold in our initial public offering, except that the sponsor’s warrants (i) are non-redeemable so long as they are held by any of the sponsor or their permitted transferees, (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by any of the sponsor or their permitted transferees, and (iii) are not transferable or saleable by our sponsor(except to permitted transferees) until 6 months after we complete the initial business combination. The sponsor’s warrants are not exercisable and will be held in escrow while they are subject to such transfer restrictions.

The purchasers of sponsor’s ordinary shares and the sponsor’s warrants in our initial public offering and their permitted transferees are entitled to registration rights pursuant to an agreement signed prior to the effective date of our initial public offering. Our sponsor or, if our sponsor no longer holds sponsor’s ordinary shares or sponsor’s warrants, the majority holders thereof are entitled to an aggregate of four demands that we register their securities. They can elect to exercise these rights with respect to sponsor’s ordinary shares, sponsor’s warrants, and any units purchased in our initial public offering or the aftermarket (including ordinary shares and warrants comprising any of the units and the ordinary shares underlying any of the warrants) after the consummation of our initial business combination, provided that they may not offer or sell any of the related securities under that registration statement until, at the earliest, those securities are released from escrow, under the terms of the escrow agreement, and provided, further, that the estimated market value of the securities to be registered is at least $500,000 in the aggregate. The purchasers of sponsor’s ordinary shares and the sponsor’s warrants registered under our initial public offering and their permitted transferees also have certain “piggy-back” registration rights with respect to registration statements filed pursuant to this agreement. In general, we will bear the expenses incurred in connection with the filing of any such registration statements, other than underwriting commissions which will be paid for by the holders themselves. Commencing on the effective date of our initial public offering, October 14, 2010,  through the acquisition of the target business or our compulsory repurchase of our public shares and liquidation of our trust account, we will pay ACM a total of $7,500 per month for accounting, legal and operational support, access to support staff, and information technology infrastructure. In the normal course of business, we will enter into contracts that contain a variety of indemnifications. Our maximum exposure under these arrangements is unknown. We do not anticipate recognizing any loss relating to these arrangements.

We reimburse our officers and directors and their respective affiliates for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses that could be incurred; provided, however, that to the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and interest income of up to $2.0 million  on the balance in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination. Our audit committee will review and approve all payments made to our sponsor, officers, directors and their respective affiliates, and any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. Commencing on the closing date of our initial public offering through the earlier of consummation of our initial business combination or the Company’s voluntary liquidation, we have agreed to pay Arco Capital Management, an affiliate of our officers and directors, a total of $7,500 per month for accounting, legal and operational support, access to support staff, and information technology infrastructure.

Other than reimbursable out-of-pocket expenses payable to our officers and directors and their respective affiliates and the monthly payments for office space, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, are or will be paid to any of our sponsor, officers or directors, or to any of their respective affiliates, prior to or with respect to the initial business combination (regardless of the type of transaction that it is).

All ongoing and future transactions between us and any member of our management team or their respective affiliates, including loans by members of our management team, are or will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by our audit committee who had access, at our expense, to our attorneys or independent legal counsel. We may obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

     C.      Interest of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A.      Consolidated Statements and Other Financial Information

     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Litigation

There are no legal proceedings of a material nature pending against the Company.  The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares.  We currently anticipate that we will retain all future earnings to fund the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future.

     B.      Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

     A.      Offer and Listing Details

The following table sets forth the high and low closing prices of our units, ordinary shares and warrants on the Nasdaq Capital Market for the periods indicated:

	Common Stock		Warrants		Units
Most Recent Six Months	Low	High	Low	High	Low	High

December 2010	9.56	9.65	0.33	0.33	9.91	9.98
January 2011	9.60	9.72	0.35	0.40	9.92	10.03
February 2011	9.65	9.75	0.40	0.46	10.00	10.07
March 2011	9.61	9.80	0.35	0.45	9.95	10.04
April 2011	9.64	9.70	0.35	0.45	9.95	10.02
May 2011	9.65	9.70	0.41	0.43	9.97	9.97

     B.    Plan of Distribution

     Not applicable.

      C. Markets
     Our units have traded under the symbol “CAZAU” on the Nasdaq Capital Market since October 7, 2010. Our ordinary shares and warrants have traded on the Nasdaq Capital Market under the symbols “CAZA” and “CAZAW”, respectively, since October 22, 2010.

D.	Selling Shareholders

Not applicable.

E.	Dilution

 Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A.     Share Capital

     Not applicable.

    B.      Memorandum and Articles of Incorporation

     Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-169231) filed on October 7, 2010.

C.      Material Contracts

As of December 31, 2010, the Company has not entered into any material contracts other than as set forth under “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements”.

 D.     Exchange Controls and Other Limitations Affecting Security Holders

 Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

 E.     Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our units, ordinary shares and warrants, is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our security holders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by us.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our securities, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our security holders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities covered by this Form 20-F. Because the components of a unit are separable at the option of the holder, the holder of a unit generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to holders of units (as the deemed owners of the underlying ordinary shares and warrants which comprise the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that the ordinary shares and warrants will trade separately and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5 percent or more of our voting stock;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

     THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price and Characterization of a Unit

 While not free from doubt, each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one ordinary share and one warrant to acquire one ordinary share. For U.S. federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on the relative fair market value of each at the time of issuance. The price allocated to each ordinary share and the warrant generally will be the holder’s tax basis in such share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that any allocation of the purchase price that may be made will be binding on a holder of a unit, unless the holder explicitly discloses in a statement attached to the holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the holder’s allocation of the purchase price between the ordinary share and the warrant that comprise the unit is different than our allocation. Our allocation is not, however, binding on the IRS.

Each holder is advised to consult its own tax advisor with respect to the risks associated with an investment in a unit (including alternative characterizations of a unit) and regarding the risks associated with an allocation of the purchase price between the ordinary share and the warrant that comprise a unit that is inconsistent with any allocation of the purchase price that may be made. The balance of this discussion assumes that the characterization of the units and any allocation of the purchase price described above are respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Such distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “U.S. Holders — Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. While we have applied to list our units (and, subsequent to separation, our ordinary shares and warrants) on the Nasdaq Capital Market upon the consummation of our initial public offering, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Possible Constructive Distributions

If an adjustment is made to the number of ordinary shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of ordinary shares or warrants), and subject to the PFIC rules discussed below, as well as the discussion in “U.S. Holders — Possible Ordinary Income Treatment in Respect of Additional Amounts Following a Vote in Favor of a Proposed Business Combination” below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash should consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Possible Ordinary Income Treatment in Respect of Additional Amounts Following a Vote in Favor of a Proposed Business Combination

A U.S. Holder that votes in favor of a proposed business combination and receives redemption proceeds (either pursuant to the exercise of its redemption right or on compulsory repurchase upon the liquidation of our trust account if we fail to consummate a business combination) generally will receive more per ordinary share than a similar U.S. Holder that does not vote in favor of a proposed business combination. While not free from doubt, such additional amount may be treated for U.S. federal income tax purposes as ordinary income, and not as a payment in consideration for the redemption of our ordinary shares. A U.S. Holder should consult with its own tax advisors regarding the U.S. federal income tax treatment of any such amount.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we expect that, once the securities comprising the units begin separate trading, our ordinary shares will be traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants

 Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of a Warrant,” above. In addition, the U.S. federal income tax treatment of any additional amount payable to a Non-U.S. Holder that votes in favor of a business combination generally will correspond to the U.S. federal income tax treatment of such additional amount to a U.S. Holder, as described under “U.S. Holders — Possible Ordinary Income Treatment in Respect of Additional Amounts Following a Vote in Favor of a Proposed Business Combination.” However, a Non-U.S. Holder generally should be subject to U.S. federal income tax on such additional amount only if such amount is effectively connected with its conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on ordinary shares, or the proceeds from the sale, exchange or other disposition of ordinary shares or warrants, unless the payments are made by or through a U.S. office of a broker. If the payments are made through a U.S. office of a broker, information reporting and backup withholding will apply unless the Non-U.S. Holder certifies as to its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Francesco Piovanetti, Co-Chief Executive Officer and Chief Financial Officer, Cazador Acquisition Corporation Ltd., c/o Arco Capital Management LLC, 7 Sheinovo Street, 1504 Sofia, Bulgaria.

I.      Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. The net proceeds from our initial public offering, including the amounts held in the trust account, are invested in U.S. government treasury bills having a maturity of three months or less, or in money market fund meeting the conditions under Rule 2a-7 under the Investment Company Act. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities.  However, due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.  In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-United States currencies, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

(a)Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b)Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d)Changes in Internal Control over Financial Reporting.

During the period from April 20, 2010 (inception) through December 31, 2010, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Capital Market listing standards. The Nasdaq Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, statement of operations and cash flow statement.

In addition, we must certify to the Nasdaq Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Carlos Valle satisfies the definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

 As of the date of this annual report, we have adopted a code of ethics that applies to our officers, directors and employees and have filed copies of our code of ethics and our board committee charters as exhibits to our registration statement on Form F-1. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov . In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Report of Foreign Private Issuer on Form 6-K or Form 8-K, as applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by our auditor for the period from April 20, 2010 (inception) through December 31, 2010, are as follows:

2010
Audit fees	$61,500
Audit related fees	$24,570

Audit fees represent fees for professional services related to the audit of our financial statements for the period from April 20, 2010 (inception) to December 31, 2010. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.

The Audit Committee pre-approves all auditing services and permitted non-audit services to be performed by the Company’s independent auditors, including fees and terms thereof (subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit). The Audit Committee may form and delegate authority to subcommittees of the Audit Committee consisting of one or more Audit Committee members when appropriate, including the authority to grant pre−approvals of audit and permitted non−audit services, provided that decisions of such subcommittee to grant pre−approvals shall be presented to the full Audit Committee at its next scheduled meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs
June 1, 2010 – June 30, 2010 (1)	1,437,500	$0.017391	−	−
October 1, 2010 – October 31, 2010 (2)	287,500	0.000004	−	−

(1)      Our sponsor, Cazador Sub Holdings Ltd., purchased 1,437,500 sponsor’s ordinary shares for an aggregate purchase price of $25,000, or $0.01739 per share.
(2)      On October 5, 2010, the company repurchased 287,500 of sponsor’s ordinary shares for an aggregate purchase price of $1. As a result of the repurchase, the sponsor currently owns 1,150,000 ordinary shares.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association. *

2.1	Specimen Unit Certificate. *

2.2	Specimen Ordinary Share Certificate. *

2.3	Warrant Certificate *

2.4	Registration Rights Agreement by and between Cazador Acquistion Corporation Ltd., Cazador Sub Holdings Ltd. and Others. **

4.1	Underwriting Agreement. **

4.2	Warrant Agreement by and between Cazador Acquisition Corporation Ltd. and Continental Stock Transfer & Trust Company .**

4.3	Letter Agreement among Cazador Acquistion Corporation Ltd., Arco Capital Management LLC, and Cazador Sub Holdings Ltd. **

4.4	Letter Agreement among Cazador Acquistion Corporation Ltd. and Each of the Directors and Executive Officers of Cazador Acquisition Corporation Ltd.**

4.5	Form of Service Agreement.*

4.6	Form of Promissory Note.*

4.7	Form of Subscription Agreement between Cazador Acquistion Corporation Ltd. and Cazador Sub Holdings Ltd. *

4.8	Warrant Subscription Agreement between Cazador Acquistion Corporation Ltd. and Cazador Sub Holdings Ltd .**

4.9	Investment Management Trust Agreement between Cazador Acquisition Corporation Ltd. and Continental Stock Transfer & Trust Company.**

4.10	Indemnification Agreement. *

4.11	Form of Security Escrow Agreement by and among Cazador Acquisition Corporation Ltd., Cazador Sub Holdings Ltd., and Continental Stock Transfer & Trust Company. **

4.17	Repurchase Agreement between Cazador Acquisition Corporation Ltd. and Cazador Sub Holdings Ltd. **

12.1	Certification of Chairman and Co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of2002

12.2	Certification of Co-Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chairman and Co-Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of2002

13.2	Certification by Co-Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Legal Opinion from Maples and Calder. ***

14.2	Legal Opinion from DLA Piper. ***

*	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333- 169231) filed on September 3, 2010.

**	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333- 169231) filed on October 6, 2010.

***	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333- 169231) filed on October 7, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CAZADOR ACQUISITION CORPORATION LTD.

By:	/s/ Francesco Piovanetti
	Name:	Francesco Piovanetti
	Title:	Co-Chief Executive Officer and Director

Dated: June 29, 2011

TABLE OF CONTENTS

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Cazador Acquisition Corporation Ltd.:

We have audited the accompanying balance sheet of Cazador Acquisition Corporation Ltd. - a development stage company (the “Company”) as of December 31, 2010 and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from April 20, 2010 (inception) through December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazador Acquisition Corporation Ltd. - a development stage company as of December 31, 2010, and the results of its operations and its cash flows for the period from April 20, 2010 (inception) through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

San Juan, Puerto Rico
    June 24, 2011

Stamp No. 2562486 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Balance Sheet
(In United States Dollars)

December 31, 2010
Assets
Current assets
Cash	$207,805
Restricted cash held in trust	46,179,083
Prepaid expenses	92,961
Total assets	$46,479,849

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$49,972
Due to related party	19,192
Total liabilities	69,164

Ordinary shares, subject to possible repurchase, 2,295,400 shares stated at repurchase price of $10.036	23,036,634

Shareholders’ equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized, no shares issued and outstanding	—
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 5,750,000 shares issued and outstanding	345
Additional paid-in capital	23,532,626
Deficit accumulated during the development stage	(158,920)
Total shareholders’ equity	23,374,051
Total liabilities and shareholders’ equity	$46,479,849

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
 Statement of Operations
(In United States Dollars)

For the period from April 20, 2010 (inception) to December 31, 2010
Operating expenses
Formation and operating costs	$173,003
Loss from operations	(173,003)
Interest income	14,083
Net loss	$(158,920)
Weighted average shares outstanding	2,760,449
Basic and diluted net loss per share	$(0.06)

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
 Statement of Changes in Shareholders’ Equity
(In United States Dollars)

	For the period from April 20, 2010 (inception) to December 31, 2010
	Ordinary shares		Additional paid-in capital	Deficit accumulated during the development stage	Shareholders’ equity
	Shares	Amount
Ordinary shares issued at $0.01739 per share	1,437,500	$144	$24,856	$—	$25,000
Ordinary shares repurchased from the sponsor	(287,500)	(29)	28	—	(1)
Sale of 4,600,000 ordinary shares and underwriters option, net of underwriters’ commissions and offering expenses (includes 2,295,400) shares subject to possible repurchase)	4,600,000	460	44,374,146	—	44,374,606
Proceeds subject to possible repurchase of 2,295,400 shares	—	(230)	(23,036,404)	—	(23,036,634)
Proceeds from issuance of private placement warrants	—	—	2,170,000	—	2,170,000
Net loss for the period from April 20, 2010 (inception) to December 31, 2010	—	—	—	(158,920)	(158,920)
Balance at December 31, 2010	5,750,000	$345	$23,532,626	$(158,920)	$23,374,051

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
 Statement of Cash Flows
(In United States Dollars)

For the period from April 20, 2010 (inception) to December 31, 2010
Cash Flows from Operating Activities
Net loss	$(158,920)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in prepaid expenses	(92,961)
Increase in accounts payable	49,972
Increase in due to related parties	19,192
Net cash used by operating activities	(182,717)
Cash Flows from Investing Activities
Cash placed in trust	(46,179,083)
Net cash used in investing activities	(46,179,083)
Cash Flows from Financing Activities
Proceeds from sale of sponsor’s ordinary shares	25,000
Proceeds from sale of warrants in private placement	2,170,000
Proceeds from initial public offering	46,000,000
Payment of underwriters discount and offering costs	(1,625,494)
Repurchase of sponsor’s ordinary shares	(1)
Proceeds from sale of underwriters option	100
Net cash provided by financing activities	46,569,605
Net increase in cash	207,805
Cash at beginning of period	—
Cash at end of period	$207,805

Supplemental Cash Flow Disclosures
Offering costs paid for by a related party on behalf of the Company	$133,303
Formation costs paid for by a related party on behalf of the Company	$38,759

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

1.	Organization and plan of business operations

Cazador Acquisition Corporation Ltd. (the “Company”) is a newly organized blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination (the “Business Combination”). The Company is partially owned by Cazador Sub Holdings Ltd. (the “Sponsor”), a company incorporated as a Cayman Islands exempted company, whose ultimate owners are ACM Investments LLC and Arco International Group LLC, two Puerto Rico limited liability companies.

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

At December 31, 2010, the Company had not commenced any operations. All activity from April 20, 2010 (inception) through December 31, 2010 relates to the Company’s formation, the public offering (“Offering”) described below and the active solicitation, investigation and analysis of an acquisition target for an initial business combination.

The registration statement for our initial public offering was declared effective October 7, 2010. The Company consummated our initial public offering on October 14, 2010 and received net proceeds of $40.0 million, before deducting underwriting compensation of $900,000 and $100 for the purchase of 200,000 warrants by the underwriter.

On the same date, the Company consummated the closing of an additional 600,000 units pursuant to the exercise of the underwriters' over-allotment option as part of our initial public offering and received net proceeds of $6.0 million before deducting underwriting compensation of $135,000.

Total gross proceeds to the Company from the 4,600,000 units sold in our initial public offering (including the 600,000 units sold pursuant to the over-allotment option) were $46.0 million and approximately $2.2 million from the private placement sale of sponsor warrants described below.

The Sponsor purchased 4,340,000 warrants at a price of $0.50 per warrant (approximately $2.2 million in the aggregate) (the “Sponsor Warrants”) immediately prior to the consummation of our initial public offering. The Sponsor’s Warrants were purchased separately and not in combination with ordinary shares or in the form of units.

The Sponsor’s Warrants are identical to the warrants included in the units sold in our initial public offering, except that the Sponsor’s Warrants (i) are non-redeemable, so long as they are held by any of the Sponsor or its permitted transferees, (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by the Sponsor or its permitted transferees, and (iii) are not transferable or saleable by the Sponsor or any of the Sponsor’s beneficial owners, (except to permitted transferees) until 6 months after the consummation of a Business Combination. In addition, each of the shareholders of the Sponsor will agree not to transfer their respective ownership interests or take any steps to cause the Sponsor to issue new ownership interests in such entities to anyone other than a permitted transferee. The Sponsor’s Warrants are not exercisable and will be held in the escrow account while they are subject to such transfer restrictions.

In addition, commencing after the consummation of the Company’s Business Combination, the holders of the Sponsor’s Warrants and the underlying ordinary shares and their permitted transferees are entitled to registration rights under an agreement signed on the date of the prospectus.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

1.	Organization and plan of business operations (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of our initial public offering, although substantially all of the net proceeds of our initial public offering are intended to be generally applied toward consummating the Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. The Company’s management has complete discretion in identifying and electing the target business. The Company anticipates that the initial business combination must occur with one or more target businesses that collectively have a fair market value of at least 80% of the initial amount held in the trust account plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights. If the Company acquires less than 100% of one or more target businesses, the aggregate fair market value of the portion or portions the Company acquires must equal at least 80% of the amount held in the trust account. In no event, however, will the Company acquire less than a controlling interest of a target business (that is, more than 50% of the voting equity interests of the target business), although after the consummation of the Business Combination public shareholders may own less than a majority of the voting securities of the combined businesses.

The Company’s efforts in identifying prospective target businesses will not be limited to a particular industry. Instead, the Company intends to focus on various industries and target businesses in emerging markets in Central and Eastern Europe, Latin America and Asia that may provide numerous opportunities for growth. However, the Company may pursue opportunities in other geographical areas. There is no assurance that the Company will be able to successfully effect a Business Combination.

The purchase price of the Sponsor’s Warrants was added to the proceeds from our initial public offering to be held in a trust account (“Trust Account”) pending the completion of the Business Combination. If the Company does not complete a Business Combination that meets the criteria described before and is forced to liquidate, then the approximately $2.2 million purchase price of the Sponsor’s Warrants will become part of the distribution to the public shareholders and the Sponsor’s Warrants will expire worthless. Management agreed that at least $10.00 per unit sold in our initial public offering (or $46.0 million) would be held in the Trust Account and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in a money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company.

The Company will seek to have all third parties (other than the Company’s independent accountants, but including vendors, which means entities that provide goods and services to the Company) or other entities the Company engages after our initial public offering, prospective target businesses and providers of financing, if any, enter into agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. There is no guarantee that vendors, prospective target businesses or other entities will execute such waivers or, even if they execute such waivers, that they would be prevented from bringing claims against the Trust Account, including but not limited to fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver. Further, the Company could be subject to claims from parties not in contract with it who have not executed a waiver, such as a third party claiming tortuous interference as a result of the Company’s efforts to consummate the Business Combination.

The Sponsor and Arco Capital Management LLC (“ACM”), an affiliated company, have agreed that they will be liable jointly and severally, by means of direct payment to the Trust Account, to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company whom have not executed the waiver. However, the agreement entered into by the Sponsor specifically provides for two exceptions to this indemnity: there will be no liability (1) as to any claimed amounts owed to a third party who executed a legally enforceable waiver or (2) as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Based upon representations from the Company’s Sponsor that it has sufficient funds available to satisfy this indemnification obligation to the Company, management believes that the Sponsor will be able to satisfy any indemnifications obligations that may arise given the limited nature of the obligations. However, in the event that the Sponsor has liability to the Company under these indemnifications arrangements, the Company cannot assure that it will have the assets necessary to satisfy those obligations.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

1.	Organization and plan of business operations (continued)

The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definite agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval, even if the business combination would not ordinarily require shareholder approval under applicable law. In connection with the shareholder vote required to approve any Business Combination, the Sponsor has agreed to vote the Sponsor’s ordinary shares (as defined in Note 4) in accordance with the majority of the ordinary shares voted by the public shareholders. “Public Shareholders” are defined as the holders of ordinary shares sold as part of the units, as defined, in the proposed offering or in the aftermarket. The Company will proceed with a Business Combination only if (i) the Business Combination is approved by a majority of votes cast by the Company’s Public Shareholders present in person or by proxy at a duly held shareholders meeting, and (ii) Public Shareholders owning less than 49.9% of the Company’s ordinary shares sold in our initial public offering both vote against the Business Combination and exercise their shareholder redemption rights.

In the event that shareholders owning 49.9% or more of the ordinary shares sold in our initial public offering both vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

If the Business Combination is approved and completed, each Public Shareholder voting against such Business Combination that has duly exercised the shareholder redemption rights will be entitled to redeem its ordinary shares for a pro rata share of the aggregate amount then on deposit in the Trust Account subject to the restriction on a Public Shareholder together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of our securities, seeking to exercise shareholder redemption rights with respect to more than 10% of the ordinary shares sold in our initial public offering on a cumulative basis. Public Shareholders who redeem their ordinary shares into their pro rata share of the Trust Account will continue to have the right to exercise any warrants they may hold.

If the Company does not consummate a Business Combination within 18 months of the closing date of our initial public offering, but has entered into a definitive agreement or a letter of intent with respect to a Business Combination, the Company may seek shareholder approval to extend the period of time to consummate the Business Combination by an additional 6 months. In order to extend the period of time to 24 months (i) a majority of the ordinary shares voted by the Company’s Public Shareholders present in person or by proxy must have approved the extension and (ii) Public Shareholders owning less than 49.9% of the ordinary shares sold in our initial public offering shall have voted against such extension and exercised their shareholder redemption rights, each as described in the prospectus.

If the Company fails to consummate a business combination within 18 months of the date of the prospectus (or 24 months if the Public Shareholders approve an extension), the Company will compulsorily repurchase within 5 business days all of the shares held by the Public Shareholders pursuant to the procedures in the Company’s amended and restated memorandum and articles of association.

Following completion of the repurchase of the public shares, the Company will continue in existence. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in our initial public offering (assuming no value is attributed to the warrants contained in the units offered).

2.	Summary of significant accounting policies

Basis of presentation

The financial statements are presented in United States (“U.S.”) dollars, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company selected December 31 as its fiscal year end.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

2.  Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Development stage company

At December 31, 2010, the Company had not commenced any operations nor generated revenue to date. All activity through December 31, 2010 relates to the Company’s formation, our initial public offering and the active solicitation, investigation and analysis of an acquisition target for an initial business combination. The Company will not generate any operating revenues until after completion of the Business Combination, at the earliest. The Company generated and will continue to generate non-operating income in the form of interest income on the designated Trust Account after our initial public offering.

Deferred offering costs

Deferred offering costs consist principally of legal and registration fees incurred through the balance sheet date that are directly related to our initial public offering and were charged to shareholders’ equity upon the receipt of the capital raised. The total amount included as a reduction to additional paid in capital as of December 31, 2010 totaled approximately $1.6 million.

Restricted Cash

Restricted cash includes temporary investments in U.S. Government securities, which have original maturities of three months or less and insignificant interest rate risk.

Income taxes

There is, at present, no direct taxation in the Cayman Islands and interest, dividends, and gains payable to the Company are received free of all Cayman Islands taxes. The Company is registered as an “exempted company” pursuant to the Cayman Islands Companies Law (as amended). The Company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property composed in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income. As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Cayman Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.

As of December 31, 2010, the Company has not commenced operations and thus has no uncertain tax positions.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments, approximates the carrying amounts represented in the balance sheet.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

2.  Summary of significant accounting policies (continued)

Loss per share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents then outstanding.

The 1,437,500 ordinary shares issued to the Sponsor were issued at a purchase price of $0.01739 per share, which is considerably less than the proposed offering per share price. Such shares have been assumed to be retroactively outstanding for the period since inception. On October 5, 2010, the Company repurchased 287,500 shares from the Sponsor at an aggregate purchase price of $1.00.  For the period from April 20, 2010 (inception) to December 31, 2010, potentially dilutive securities are excluded from the computation of fully diluted loss per share as their effects are anti-dilutive.

Potentially dilutive securities include:

For the period from
April 20, 2010 (inception)
to December 31, 2010
Warrants	8,940,000
Underwriter's option	400,000
Total potentially dilutive securities	9,340,000

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of short-term investments in U.S. Treasury bills. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such investments; however, the balances in United States financial institution may exceed Federal Deposit Insurance Corporation insured limits. All of the Company's non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary Federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

Geographical risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

2.  Summary of significant accounting policies (continued)

Ordinary shares subject to possible repurchase

Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity.

As discussed in Note 1, the Company will proceed with a Business Combination only if (i) the Business Combination is approved by a majority of votes cast by the Company’s Public Shareholders present in person or by proxy at a duly held shareholders meeting, and (ii) Public Shareholders owning less than 49.9% of the Company’s ordinary shares sold in our initial public offering (2,295,400 ordinary shares) both vote against the Business Combination and exercise their shareholder redemption rights. As further described in Note 1, if the Company fails to consummate a Business Combination within 18 months of the date of the prospectus (or 24 months if the Public Shareholders approve an extension), the Company will compulsorily repurchase within 5 business days all of the shares held by the Public Shareholders pursuant to the procedures in the Company’s amended and restated memorandum and articles of association. Accordingly, 2,295,400 ordinary shares have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

Recently issued accounting pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting pronouncements if currently adopted would have a material effect on the accompanying financial statements.

3.  Initial public offering

On October 14, 2010, the Company sold 4,600,000 units (including the 600,000 units sold pursuant to the over-allotment option) at a price of $10.00 per unit (“Unit”). Each Unit consists of one ordinary share, $0.0001 par value, and one warrant (“Warrant”). Each warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 per share commencing on the later of: (i) the completion of the Business Combination, or (ii) 12 months from the effective date of our initial public offering, provided that at that time the Company has an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to the offer and sale of those ordinary shares is available. The warrants will expire five years from the date of the Business Combination, or earlier upon redemption.

The warrants included in the units sold in our initial public offering will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares on the Nasdaq Stock Market, equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption.

The Company will not redeem the warrants held by Public Shareholders unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to the ordinary shares issuable upon exercise of the warrants included in the units offered is effective and expected to remain effective to and including the redemption date, and a prospectus relating to the ordinary shares issuable upon exercise of the warrants is available throughout the 30-day redemption period. The Company does not need the consent of the underwriters or the shareholders to redeem the outstanding public warrants.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

3.  Initial public offering (continued)

If the Company calls the warrants held by Public Shareholders for redemption, it will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis,” although the public warrant holders are not eligible to do so at their own option. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. This would have the effect of reducing the number of shares received by holders of the warrants.

The Company paid the underwriters in our initial public offering an underwriting discount of 2.25% of the gross proceeds of our initial public offering (after exercising the over-allotment option), which totaled approximately $1.1 million and is included as a reduction in additional paid in capital.

4.  Sponsor’s ordinary shares

The Sponsor purchased 1,437,500 ordinary shares for an aggregate amount of $25,000 or $0.01739 per unit. On October 5, 2010, the Company repurchased 287,500 of the Sponsor’s ordinary shares for an aggregate purchase price of $1.00. None of the ordinary shares purchased by the Sponsor are subject to compulsory repurchase by the Company at December 31, 2010.

The Sponsor’s ordinary shares are identical to those shares sold in our initial public offering, except that: (i) the Sponsor’s ordinary shares will be placed in an escrow account and are subject to certain restrictions; (ii) subject to certain limited exceptions, the shares will not be transferable during the first 12 months following the consummation of the Business Combination; (iii) the Sponsor will not be able to exercise shareholder redemption rights with respect to the Sponsor’s ordinary shares; and (iv) the Sponsor has agreed to waive their rights to participate in any liquidation distribution with respect to the Sponsor’s ordinary shares if the Company fails to consummate the Business Combination.

The Sponsor will agree, and all of their permitted transferees will agree that all of the Sponsor’s ordinary shares will be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, other than with respect to transfer to permitted transferees until (i) with respect to 50% of such shares, when the closing price of the ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (ii) with respect to 50% of such shares, when the closing price of the ordinary shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, provided, however, that in any event all of the foregoing shares shall be released from escrow upon the first anniversary of the effective date of our initial public offering, and in any case, if, following a Business Combination, the Company engages in a subsequent transaction resulting in its shareholders having the right to exchange their shares for cash or other securities. The Sponsor’s warrants will be transferable 6 months after the consummation of the Business Combination.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

4.  Sponsor’s ordinary shares (continued)

During the escrow period, the Sponsor will not be able to sell or transfer the Sponsor’s ordinary shares except to a permitted transferee. In addition, the interest holders in the entities that hold Sponsor’s ordinary shares as Sponsor will agree not to transfer their ownership interests in such entities to anyone other than a permitted transferee. A “permitted transferee” is a person or entity who receives such securities pursuant to a transfer (i) to one or more of the Company’s officers, directors or Sponsor and directors and officers of the Sponsor, (ii) to an affiliate, or to an affiliate under common control with the transferor, (iii) to an entity’s beneficiaries upon its liquidation or distribution, (iv) to relatives and trusts for estate planning purposes, (v) by virtue of the laws of descent and distribution upon death, (vi) by private sales with respect to up to 33% of the Sponsor’s ordinary shares made at or prior to the consummation of a Business Combination at prices no greater than the recalculated price at which the units were purchased ($0.01739 per unit), or (vii) pursuant to a qualified domestic relations order, and in each case enters into a written agreement agreeing (i) to be bound by the transfer restrictions described above, (ii) to vote in accordance with the majority of the ordinary shares voted by the Public Shareholders to the extent described below, and (iii) to waive any rights to participate in any liquidation distribution if the Company fails to consummate a Business Combination and, in the case of the Sponsor’s ordinary shares subject to forfeiture, agreeing to forfeit such Sponsor’s ordinary shares to the extent that the underwriters’ overallotment option is not exercised. The underwriters’ overallotment option was exercised.

The Sponsor will retain all other rights as a shareholder with respect to the Sponsor’s ordinary shares, including, without limitation, the right to vote their ordinary shares and the right to receive dividends, if declared (including any transferees). If dividends are declared and payable in units or to extend the period of their underlying securities, such dividends will also be placed in escrow. If the Company is unable to effect a Business Combination and liquidate, the Sponsor (or any transferees) will not receive any portion of the liquidation proceeds with respect to the Sponsor’s ordinary shares.

The Sponsor has agreed to vote their Sponsor’s ordinary shares in the same manner as the majority of the ordinary shares voted by the Public Shareholders in connection with any vote required to approve the Business Combination. As a result, the Sponsor has waived the right to exercise shareholder redemption rights for those shares in the event that the Business Combination is approved by a majority of the Public Shareholders.

In addition, the Sponsor or its permitted transferees are entitled to registration rights with respect to the Sponsor’s ordinary shares and underlying securities under an agreement to be signed on or before the date of the prospectus.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

5. Purchase option

The Company issued to the underwriter, for $100, an option to purchase up to a total of 200,000 units (the “Purchase Option”). The units issuable upon exercise of this Purchase Option are identical to those offered in our initial public offering. This Purchase Option is exercisable at $12.50 per unit, and may be exercised on a cashless basis, in whole or in part, during the four-year period from the date of our initial public offering commencing on the later of the commencement of a Business Combination or the one year anniversary of the date of our initial public offering. The Purchase Option and the 200,000 units, the 200,000 ordinary shares and the 200,000 warrants underlying such units, and the 200,000 ordinary shares underlying such warrants, have been deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the Purchase Option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the date of our initial public offering except to any underwriter and selected dealer participating in our initial public offering and their bona fide officers or partners. Although the Purchase Option and its underlying securities would be registered under our initial public offering, the Purchase Option grants to holders demand and “piggy back” rights for a period of five and seven years, respectively, from the date of our initial public offering with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Purchase Option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the Purchase Option or the warrants underlying the Purchase Option. The holder of the Purchase Option will not be entitled to exercise the Purchase Option or the warrants underlying the Purchase Option unless a registration statement covering the securities underlying the Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Purchase Option or underlying warrants, the Purchase Option or warrants, as applicable, will expire worthless.

The Company accounted for the fair value of the unit Purchase Option, net of the receipt of the $100 cash payment, as an expense of our initial public offering resulting in a direct charge to additional paid in capital. The Company estimates the fair value of this unit Purchase Option using a Black-Scholes option pricing model. At December 31, 2010, the Company estimated that the Purchase Option had no value.

The fair value of the unit Purchase Option granted to the underwriter was estimated as of the balance sheet date using the following assumptions: (1) expected volatility of 2.51%, (2) risk-free interest rate of 2.01%, and (3) expected life of 4.21 years. The unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the warrants, as described above), such that the holder may use the appreciated value of the unit Purchase Option (the difference between the exercise prices of the unit Purchase Option and the underlying warrants and the market price of the units and the underlying ordinary shares) to exercise the unit Purchase Option without the payment of cash.

6. Commitments

Commencing on the closing date of our initial public offering through the earlier of consummation of the Business Combination or the Company’s voluntary liquidation, the Company will pay ACM a total of $7,500 per month for accounting, legal and operational support, access to support staff, and information technology infrastructure. In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

Cazador Acquisition Corporation Ltd.
(A Devepopment Stage Company)
 Notes to the Financiap Statements
(In United States Doppars)

7.  Related-party transactions

As of December 31, 2010, due to related party amounted to $19,192, which represented advances made of certain offering, formation and operating costs.

The Sponsor has agreed to lend the Company an aggregate amount of up to $200,000 for payment of offering expenses. The loan is non-interest bearing, unsecured and is due at the earlier of December 31, 2011 or six months following the consummation of our initial public offering. The loan will be repaid out of the proceeds of the proposed offering not placed in trust. As of December 31, 2010, no advances have been made under this loan agreement.

See Note 1 for the Sponsor’s purchase of 4,340,000 Sponsor’s Warrants.

See Notes 4 and 1 for the Sponsor’s registration rights with respect to the Sponsor’s ordinary shares and the Sponsor’s Warrants, respectively.

The Sponsor, officers and directors, will participate in any liquidation distributions with respect to any ordinary shares purchased by them in our initial public offering or in the market following consummation of our initial public offering.

See Note 6 for agreement with ACM for office space, and other professional services.  The Company incurred $18,750 in connection with such agreement since the closing date of our initial public offering through December 31, 2010.